AFRICAN DEVELOPMENT BANK

ADB/BD/IF/2015/110
10 June 2015
Prepared by: FFCO
Original: English

Probable Date of Board Presentation Not applicable	FOR INFORMATION

MEMORANDUM

TO : THE BOARD OF DIRECTORS

FROM : Cecilia AKINTOMIDE
Secretary General

SUBJECT: ADB - FINANCIAL STATEMENTS FOR THE THREE MONTHS ENDED MARCH 31, 2015 (UNAUDITED)*

In accordance with the Bank's Financial Regulations, please find attached, the Financial Statements of the African Development Bank for the three months ended March 31, 2015.

Attach:
Cc.: The President

*** Questions on this document should be referred to:**

Mr. A. O. ODUKOMAIYA	Director	FFCO	Extension 2026
Mr. N. NGWENYA	Division Manager	FFCO.1	Extension 2105
Mr. K AGBOLUAJE	Chief Financial Accountant	FFCO.1	Extension 3636
Mr. J. RIADH	Senior Financial Accountant	FFCO.1	Extension 1642

SCCD:F.S.

AFRICAN DEVELOPMENT BANK


BANQUE AFRICAINE DE DEVELOPPEMENT
AFRICAN DEVELOPMENT BANK

ADB

FINANCIAL STATEMENTS FOR THE THREE MONTHS ENDED MARCH 31, 2015

FFCO DEPARTMENT

June 2015

ADB FINANCIAL STATEMENTS
MARCH 31, 2015

The financial highlights for the three months ended March 31, 2015 are summarized below. The financial statements and indicators for the three months ended March 31, 2011 to 2015 are summarized in schedules **A** and **B** attached to this memorandum.

1. Results of Operations

1.1 The Bank's income before distributions approved by the Board of Governors for the first quarter of 2015 amounted to UA 96.72 million compared to a loss of UA 15.66 million in 2014. Allocable income for the three months ended March 31, 2015 amounted to UA 51.36 million compared to UA 46.96 million in 2014.

The trend of some of the Bank's financial indicators for the first quarters 2011 to 2015 is shown below:

Income Statement Financial indicators


UA millions
160
140
120
100
80
60
40
20
0
-20
-40
2011
2012
2013
2014
2015
Income on loans and investments
Interest expenses
Administrative expenses
Income before distributions

The above trend shows that total income on loans and investments peaked at UA 148.87 million in 2012 but declined to UA 115.60 million in 2013, and increased in 2014 and in 2015 to UA 116.84 million and UA 121.90 respectively. The higher income in 2012 was primarily due to the high investment income earned in that year as a result of the higher average investment assets in the quarter. Interest expense increased from UA 40.80 million in 2014 to UA 45.47 million in 2014 primarily due to higher average outstanding borrowings.

On the other hand, administrative expenses of the Bank decreased from UA 27.35 million in 2014 to UA 24.62 million in 2014 mainly due to lower expenses related to the return of the Bank to its Headquarters in Abidjan compared to the same period last year.

Net interest margins (NIM) for the quarter ended March 31, 2015 amounted to 1.50% compared to 1.62% for the same period in 2014. The trading portfolio performed above the set benchmark. Total investment income for the period (excluding income from other securities) amounted to UA 35.28 million compared to UA 33.86 million in 2014. Loan income also increased by UA 3.82 million to UA 85.54 million in 2015 due to higher average outstanding loan balances.

1.2 The significant factors influencing the financial results for the first quarter 2015 compared to 2014, either positively or negatively are the following:

Positive impacts

- Loan and investment income (excluding income on other securities) increased from UA 115.58 million in the three months ended March 31, 2014 to UA 120.82 million in 2015.
- Fair valuation gains on borrowings and related derivatives, that are typically volatile, amounted to a gain of UA 25.69 million in 2015 compared to a loss of UA 54.24 million in 2014.
- Net currency translation gain amounted to UA 21.90 million in the first quarter 2015 compared to a translation loss of UA 4.80 million in 2014. The SDR tracking error included in translation gains for the current quarter is estimated at a gain of UA 10.33 million.

Negative impacts

- Interest expense on borrowing and related derivatives increased from UA 40.80 million in the three months ended March 31, 2014 to UA 45.47 million in 2015 as a result of higher average outstanding balance of borrowings.

The chart below compares the movement in investment and loan income with the investment and loan balances over the last five years:

Evolution of investment and loan income

Outstanding loan balances and charges receivable increased steadily from UA 8.88 billion in 2011 to UA 12.98 billion in 2015, and as a consequence loan income has also increased steadily from UA 73.67 million in 2011 to UA 85.54 million in 2015.

On the other hand, investment assets which had declined significantly to UA 6.00 billion as at March 31, 2013 from UA 8.35 billion in 2012, increased to UA 7.79 billion at the end of March 2015, thereby driving investment income upwards from UA 33.57 million in 2013 to UA 36.17 million in 2015. Low interest rates that has been on in the last couple of years also affected the overall investment income for the periods.

1.3 Zimbabwe, Sudan and Somalia remained the three borrowing countries with arrears that are more than six months at the end of March 2014 and 2015. A comparative summary of loan charges in arrears for six months and over is presented below:

(UA millions)

Borrower	Loan Principal Outstanding	Arrears on principal	Cumulative charges in arrears as at:	
	31.03.2015	31.03.2015	31.03.2015	31.03.2014
SOMALIA	4.31	4.31	11.52	11.05
SUDAN	52.58	52.58	66.03	61.90
ZIMBABWE	201.95	201.95	221.87	200.42
PRIVATE SECTOR	143.81	17.52	24.38	19.61
Total	**402.65**	**276.36**	**323.80**	**292.98**

The cumulative allowance for impairment on loan principal outstanding and charges receivable at March 31, 2015 amounted to UA 152.58 million and UA 235.24 million, representing 1.21% and 56.32% of total outstanding loan principal and charges receivable, respectively, on that date.

1.4 Administrative expenses of the Bank Group decreased from UA 85.34 million during the three months ended March 31, 2014 to UA 75.47 million in 2015. The decrease is primarily due to lower expenses related to the Bank's return to its Headquarters of UA 7.91 million compared to UA 16.45 million for the same period last year.

Recurring administrative expenses for the period ended March 31, 2015 amounted to UA 58.28 million compared to UA 63.04 million in 2014.

The summary of administrative expenses of the Bank Group for the three months ended March 31, 2015 and 2014 is as follows:

	Three months ended 31-Mar-15		Approved 2015 Budget	% of Utilization	Three months ended 31-Mar-14	
	UA	% of total	UA	%	UA	% of total
Recurring Administrative expenses	58.28	77.2	300.00	19.4	63.04	73.9
Accrual MBP and SRP actuarial valuation	9.28	12.3	-	N/A	5.85	6.9
Administrative expenses related to the return to HQ	7.91	10.5	6.70	118.0	16.45	19.3
TOTAL ADMINISTRATIVES EXPENSES	**75.47**	**100.0**	**306.70**	**-**	**85.34**	**100.0**

Included in administrative expenses was an amount of UA 0.04 million paid in accordance with regulation 12.4 of the financial regulations.

A detailed analysis of the Bank Group Administrative expenses is presented below:

[UA millions]	Three months ended 31-Mar-15			Approved 2015 Budget(*)			Utilisation rate		
	Recurring Admin. Expenses	Return to HQ Expenses	Total Admin. Expenses	Recurring Admin. Expenses	Return to HQ Expenses	Total Budget	Recurring Admin. Expenses	Return to HQ Expenses	Total Admin. Expenses
PART I: PERSONNEL EXPENSES									
Salaries	27.78	-	27.78	134.94	-	134.94	20.6%	-	20.6%
Benefits **	15.73	5.88	21.61	63.04	6.10	69.14	25.0%	96.4%	31.3%
Other Personnel-related **	4.53	0.90	5.43	12.02	-	12.02	37.7%	-	45.2%
Short-term staff	0.08	-	0.08	1.36	-	1.36	5.9%	-	5.9%
Consultancy	5.33	0.12	5.45	20.63	-	20.63	25.8%	-	26.4%
Training related expenses (Excluding RMC)	0.29	0.12	0.41	3.41		3.41	8.6%	-	12.0%
Total Personnel Expenses	**53.74**	**7.02**	**60.76**	**235.40**	**6.10**	**241.50**	**22.8%**	**115.1%**	**25.2%**
PART II: GENERAL EXPENSES									
Missions	3.39	0.01	3.40	17.10	-	17.10	19.8%	-	19.9%
Occupancy	2.67	0.69	3.36	14.85	-	14.85	18.0%	-	22.6%
Furniture & Equipment	1.78	0.03	1.81	8.12	-	8.12	22.0%	-	22.3%
Communication	3.29	0.15	3.44	9.80	0.60	10.40	33.6%	25.0%	33.1%
Office supply and printing	0.37	-	0.37	1.76	-	1.76	21.0%	-	21.0%
RMC Training	0.14	-	0.14	1.20	-	1.20	11.7%	-	11.7%
Meeting- Bank business	0.99	0.01	1.00	7.02		7.02	14.1%	-	14.2%
Others, net	1.19	-	1.19	4.75	-	4.75	25.1%	-	25.1%
Total General Expenses	**13.82**	**0.89**	**14.71**	**64.60**	**0.60**	**65.20**	**21.4%**	**147.8%**	**22.6%**
SUB TOTAL	**67.56**	**7.91**	**75.47**	**300.00**	**6.70**	**306.70**	**22.5%**	**118.0%**	**24.6%**
2014 Administrative Budget Carried Forward	**-**	**-**	**-**	**16.14**	**20.29**	**36.43**			
TOTAL	**67.56**	**7.91**	**75.47**	**316.14**	**26.99**	**343.13**	**21.4%**	**29.3%**	**22.0%**

Notes
* Source: 2015 Budget
** Includes Benefit plan actuarial expense – UA 9.28 million

2. *Financial Condition*

2.1 Net transfers in respect of lending and development activities (i.e. disbursements less repayments) for the three months ended March 31, 2015 were UA 4.15 million compared to UA 31.57 million made during the period ended March 31, 2014.

2.2 The Bank's reserves, increased by UA 78.12 million from UA 2,815.32 million as at December 31, 2014 to UA 2,893.44 million as at March 31, 2015, largely attributable to the net income of the period of UA 96.72 million.

3. *Selected Financial Indicators*

See schedule A & B hereto for the rest of the financial ratios.

4. *Recommendation*

The Board is invited to take note of the unaudited interim Financial Statements of the Bank for the three months ended March 31, 2015.

Attchs.

AFRICAN DEVELOPMENT BANK SCHEDULE A

FINANCIAL HIGHLIGHTS

(Amounts in UA millions)

THREE MONTHS ENDED MARCH 31	**2015**	2014	2013	2012	2011
OPERATIONAL INCOME AND EXPENSES					
Income from:					
Loans	85.54	81.72	82.36	84.25	73.67
Investments and related derivatives	35.28	33.86	32.51	62.96	35.46
Equity participations (Dividend)	0.18	0.35	(0.33)	0.40	1.32
Others debt securities	0.90	0.91	1.06	1.26	1.39
Total income from loans and investments	121.90	116.84	115.60	148.87	111.84
Borrowing expenses					
Interest and amortized issuance costs	(78.30)	(85.10)	(86.39)	(79.72)	(58.19)
Net interest on borrowing-related derivatives	32.82	44.30	36.64	27.88	9.35
Unrealized (loss)/gain on fair-valued borrowings, related derivatives and others	21.47	(62.09)	(16.67)	(21.01)	6.15
Unrealized gain/(loss) on derivatives on non fair-valued borrowings and others	4.22	7.85	(30.87)	8.06	8.55
Provision for impairment on loan principal and charges receivables	(0.01)	(3.91)	(4.45)	(3.57)	(3.92)
Provision for impairment on equity investments	-	-	-	-	6.60
Provision for impairment on investments	-	-	3.68	-	-
Translation (losses)/gains	21.90	(4.80)	2.67	6.82	(23.48)
Other income/(loss)	0.51	0.23	0.51	0.16	(0.14)
Net operational income	124.52	13.32	20.72	87.49	56.76
OTHER EXPENSES					
Administrative expenses	(24.62)	(27.35)	(22.59)	(18.79)	(17.37)
Depreciation - Property, equipment and intangible assets	(2.01)	(1.65)	(1.58)	(1.01)	(1.03)
Sundry gains/(expenses)	(1.17)	0.02	(0.58)	(0.25)	1.42
Total other expenses	(27.80)	(28.98)	(24.75)	(20.05)	(16.98)
Income before transfers approved by the Board of Governors	96.72	(15.66)	(4.03)	67.44	39.78
Transfers of income approved by the Board of Governors	-	-	-	-	-
NET INCOME FOR THE YEAR	**96.72**	**(15.66)**	**(4.03)**	**67.44**	**39.78**

FINANCIAL INDICATORS/RATIOS

	2015	2014	2013	2012	2011
Increase/(Decrease) in Loan Income (%)	4.68	(0.78)	(2.24)	14.36	3.56
Increase/(Decrease) in Investment Income (%)	4.19	4.16	(48.38)	77.57	(41.28)
Increase/(Decrease) in Borrowings expense (%)	11.45	(17.99)	(4.03)	6.13	9.19
(Decrease)/Increase in Other expenses (%)	(4.08)	17.09	23.46	18.07	10.14
Increase/(Decrease) in Net operational income (%)	834.84	(35.71)	(76.33)	54.16	(1.09)
Loan income/Borrowing expense ratio	4.32	0.86	0.85	1.30	2.16
(Decrease)/Increase in income before transfers (%)	(717.64)	288.56	(108.97)	69.55	5.22
Interest coverage ratio (1.25x)*	3.13	0.62	0.92	2.30	1.81

* *Indicative parameters*

Slight differences may occur in totals due to rounding

AFRICAN DEVELOPMENT BANK SCHEDULE B

FINANCIAL HIGHLIGHTS

(Amounts in UA millions)

BALANCE SHEETS AS AT MARCH 31	**2015**	2014	2013	2012	2011
ASSETS					
Cash	1,161.98	927.60	1,473.98	634.69	230.51
Demand obligations	3.80	3.80	3.80	3.80	3.80
Security purchased under resale agreements	36.25	-	-	-	-
Treasury investments	7,787.52	7,894.56	6,002.30	8,345.86	7,684.52
Derivative assets	1,806.98	974.51	1,587.82	1,529.26	1,105.44
Non-negotiable instruments	0.36	0.76	1.29	2.19	3.66
Accounts receivable	530.71	969.44	869.53	785.08	691.99
Loans	12,560.08	11,563.19	10,869.22	9,466.18	8,543.14
Hedged loans-fair value adjustment	121.22	59.36	75.38	58.71	(13.02)
Accumulated provision for loan losses	(152.58)	(144.89)	(130.31)	(116.80)	(104.34)
Equity participations, net	653.25	548.82	456.75	324.69	297.24
Other securities	95.78	93.51	72.58	84.13	92.85
Other assets	83.28	41.68	31.97	14.62	12.62
	24,688.62	**22,932.34**	**21,314.31**	**21,132.41**	**18,548.41**
LIABILITIES, CAPITAL & RESERVES					
Accounts payable	1,387.16	1,617.48	1,945.59	2,057.76	1,411.93
Securities sold under agreements to repurchase	-	-	-	-	-
Derivative liabilities	1,053.29	1,071.04	536.13	547.30	343.45
Borrowings	16,001.05	14,337.11	13,352.62	13,453.61	11,850.79
Capital- subscriptions paid	3,525.82	3,233.81	2,926.84	2,609.21	2,371.21
Cumulative exchange adjustment on subscriptions	(172.14)	(173.15)	(167.30)	(161.61)	(162.37)
Reserves	2,893.44	2,846.05	2,720.43	2,626.15	2,733.40
	24,688.62	**22,932.34**	**21,314.31**	**21,132.41**	**18,548.41**
FINANCIAL INDICATORS/RATIOS					
Average return on liquid funds(%)	1.69	1.70	1.68	2.96	1.79
Average cost of borrowings(%)	1.20	1.20	1.52	1.57	1.15
Average return on loans(%)	2.71	2.81	3.25	3.58	3.50
Total debt/Total callable capital(%)	26.55	23.71	22.16	28.92	52.19
Senior debt/Callable capital of non borrowing member (%)	58.3	52.00	55.34	56.01	96.02
Debt/Equity ratio(%)	256.13	242.73	243.68	264.87	239.79
Total Debt/Usable capital %	57.53	52.43	49.91	55.41	79.54
Reserve/Loan ratio	24.25	25.87	26.23	28.98	23.22
Reserve/Debt ratio (%)	18.08	19.85	20.37	19.52	23.07
Disbursements (UA millions)	319.83	(307.06)	(124.82)	(240.98)	(466.48)

Slight differences may occur in totals due to rounding

AFRICAN DEVELOPMENT BANK GROUP | **ANNEX C**

(with Bilateral & Multilateral Sources)

FINANCIAL HIGHLIGHTS - MARCH 2015

Summary of Administrative Expense

(For All Company Codes)

Amounts in thousands of UA

Company Codes	ADB Admin. Budget 2000	ADF 2100	NTF 2200	TOTAL ADB Group	BILATERAL AND MULTILATERAL SOURCES (Note 1) 7010	7020	7030	7040	7050	7060	7070	7080	7090	7110
PART I - PERSONNEL EXPENSES														
Salaries	27,784			**27,784**	1	-	-	-	-	-	-	-	-	-
Benefits	21,613			**21,613**	8	-	-	-	-	(8)	-	-	-	-
Other Personnel-related	5,428			**5,428**	0	1	-	-	-	(23)	-	-	-	-
Short-term staff	77			**77**	-	-	10	-	-	-	-	-	-	-
Consultancy	5,452			**5,452**	1,098	2,183	922	20	-	59	-	-	-	511
Training staff	412			**412**	-	-	-	-	-	-	-	-	-	-
Total Personnel Expenses	**60,766**	**0**	**0**	**60,766**	**1,108**	**2,184**	**932**	**20**	**0**	**28**	**0**	**0**	**0**	**511**
PART II - GENERAL EXPENSES														
Missions	3,401			**3,401**	37	33	29	1	-	-	-	-	-	-
Furniture and Equipment	1,812			**1,812**	-	-	-	-	-	-	-	-	-	-
Occupancy	3,361			**3,361**	5	6	-	-	-	-	-	-	-	-
Communication	3,441			**3,441**		-	-	-	-	-	-	-	-	-
Office supplies and printing	373			**373**	38	4	-	-	-	-	-	-	-	-
Training of Regional Country Members	141			**141**	19	142	92	-	-	-	-	-	-	-
Meeting-Bank businees	1,004			**1,004**	6	5	239	4	-	0	-	-	-	-
Other, net	1,173			**1,173**	8	2	2	-	-	-	-	-	-	-
Total General Expenses	**14,706**	-	-	**14,706**	**111**	**192**	**362**	**5**	**0**	**0**	**0**	**0**	**0**	**0**
TOTAL ADMINISTRATIVE EXPENSES	**75,472**	**-**		**75,472**	**1,219**	**2,376**	**1,294**	**25**	**0**	**28**	**0**	**0**	**0**	**511**
Cost Sharing	**(50,855)**	50,754	101	-										
Administrative Expenses (after Cost Sharing)	**24,617**	**50,754**	**101**	**75,472**										
% Distribution of Admin. Expenses by Source:	*30.12*	*62.09*	*0.12*	***92.33***	*1.49*	*2.91*	*1.58*	*0.03*	-	*0.03*	-	-	-	*0.63*

Company Codes	5150	5250	5350	5450	5590	5600	5650	5700	5750	5800	5850	5950	TOTAL	%	TOTAL ALL SOURCES
PART I - PERSONNEL EXPENSES															
Salaries	-	-	-	-	-	-	-	-	-	-	-	-	**1**	*0.01*	**27,785**
Benefits	-	-	-	-	-	21	6	-	-	-	-	-	**27**	*0.13*	**21,640**
Other Personnel-related	-	-	-	-	-	-	-	-	-	-	-	-	**-21**	*(0.40)*	**5,407**
Short-term staff	-	-	-	-	-	1	-	-	-	-	-	-	**10**	*11.71*	**87**
Consultancy	-	36	-	25	33	224	113	-	-	82	128	-	**5,434**	*49.92*	**10,886**
Training staff	-	2	-	-	-	-		-	-			-	**2**	*0.53*	**414**
Total Personnel Expenses	**0**	**38**	**0**	**25**	**33**	**245**	**119**	**0**	**0**	**82**	**128**	**0**	**5,454**	**62**	**66,220**
PART II - GENERAL EXPENSES															
Missions	-	7	-	-	-	7	33	-	-	0	1	-	**148**	*4.17*	**3,549**
Furniture and Equipment	-	-	-	-	-	0	0	-	-	0	-	-	**0**	-	**1,812**
Occupancy	-	-	-	2	-	0	0	-	-	0	-	-	**13**	*0.38*	**3,374**
Communication	-	-	-	-	-	0	0	-	-	0	-	-	**0**	-	**3,441**
Office supplies and printing	-	-	-	-	-	0	0	-	-	0	-	-	**42**	*10.18*	**415**
Training of Regional Country Members	-	15	-	-	-	0	0	-	-	0	-	-	**268**	*65.56*	**409**
Meeting-Bank businees	-	7	-	-	-	2	0	-	-	0	-	-	**263**	*20.75*	**1,267**
Other, net	1	-	43	2	-	0	20	-	-	0	2	-	**79**	*6.27*	**1,252**
Total General Expenses	**1**	**29**	**43**	**4**	**0**	**9**	**53**	**0**	**0**	**0**	**3**	**0**	**813**	***5.24***	**15,519**
TOTAL ADMINISTRATIVE EXPENSES	**1**	**67**	**43**	**28**	**33**	**255**	**173**	**0**	**0**	**82**	**131**	**0**	**6,266**		**81,738**
% Distribution of Admin. Expenses by Source:	*0.00*	*0.08*	*0.05*	*0.03*	*0.04*	*0.31*	*0.21*	-	-	*0.10*	*0.16*	-	***7.67***	***100.00***	

Notes:

1 - Bilateral and Multilateral Sources

7010 - Euro Based Bilateral Grants
7020 - USD Based Bilateral Grants
7030 - USD Based Multilateral Grants
7040 - Canadian Grants
7050 - Denmark Grants
7060 - NORAD / Norway Grants
7070 - Sweden Grants
7080 - Switzerland Grants
7090 - Japanese Grants
7110 - United Kingdom Grants
5150 - NEPAD-IPPF
5250 - Africa Trade Fund
5350 - Microfinance Capacity Building
5450 - Initiative Migration & Development
5550 - Global Environmental Facility
5560 - Clean Technology Fund
5565 - Strategy Climate Fund
5570 - Global Agriculture and Food Security Programme (GAFSP)
5590 - Sustainable Energy Fund for Africa
5600 - Africa Water Facility Fund
5650 - Congo Basin Forest Fund
5700 - Fund for Africa Private Sector
5750 - SFRD for the Great Lakes
5800 - Rural Water Supply & Sanitation Initiative
5850 - Zimbabwe Multi donor Trust Fund
5950 - African Legal Support Facility

AFRICAN DEVELOPMENT BANK

Interim Financial Statements (Unaudited)
Three months ended March 31, 2015

BALANCE SHEET
AS AT MARCH 31, 2015
(UA thousands – Note B)

ASSETS		31 MARCH 2015	31 DECEMBER 2014	31 MARCH 2014
CASH		1,161,978	406,709	927,604
DEMAND OBLIGATIONS		3,801	3,801	3,801
SECURITIES PURCHASED UNDER RESALE AGREEMENTS		36,245	34,511	-
TREASURY INVESTMENTS (Note F)		7,787,521	7,341,624	7,894,560
DERIVATIVE ASSETS (Note G)		1,806,984	1,143,678	974,513
NON-NEGOTIABLE INSTRUMENTS ON ACCOUNT OF CAPITAL (Note H)		364	739	762
ACCOUNTS RECEIVABLE				
Accrued income and charges receivable on loans (Note I)	182,415		190,662	185,187
Other accounts receivable	348,292		449,497	784,250
		530,707	640,159	969,437
DEVELOPMENT FINANCING ACTIVITIES				
Loans, net (Notes D & I)	12,407,499		12,496,518	11,418,302
Hedged loans – Fair value adjustment (Note G)	121,219		112,704	59,355
Equity participations (Note J)	653,246		596,818	548,816
Other securities (Note K)	95,777		94,111	93,506
		13,277,741	13,300,151	12,119,979
OTHER ASSETS				
Property, equipment and intangible assets	82,696		78,834	41,113
Miscellaneous	579		626	571
		83,275	79,460	41,684
TOTAL ASSETS		**24,688,616**	**22,950,832**	**22,932,340**

The accompanying notes to the financial statements form part of this statement.

LIABILITIES & EQUITY		**31 MARCH 2015**	31 DECEMBER 2014	31 MARCH 2014
ACCOUNTS PAYABLE				
Accrued financial charges	199,562		261,564	222,078
Other accounts payable	1,187,596		950,249	1,395,402
		1,387,158	1,211,813	1,617,480
SECURITIES SOLD UNDER AGREEMENTS TO REPURCHASE		-	429,317	-
DERIVATIVE LIABILITIES (Note G)		1,053,292	853,735	1,071,042
BORROWINGS (Note L)				
Borrowings at fair value	15,079,975		13,481,627	13,533,443
Borrowings at amortized cost	921,073		894,326	803,671
		16,001,048	14,375,953	14,337,114
EQUITY (Note M)				
Capital				
Subscriptions paid	3,525,824		3,438,232	3,233,807
Cumulative Exchange Adjustment on Subscriptions (CEAS)	(172,144)		(173,538)	(173,149)
Subscriptions paid (net of CEAS)	3,353,680		3,264,694	3,060,658
Reserves	2,893,438		2,815,320	2,846,046
Total equity		6,247,118	6,080,014	5,906,704
TOTAL LIABILITIES & EQUITY		**24,688,616**	**22,950,832**	**22,932,340**

INCOME STATEMENT
FOR THE THREE MONTHS ENDED MARCH 31, 2015
(UA thousands – Note B)

	2015	2014
OPERATIONAL INCOME & EXPENSES		
Income from:		
Loans (Note N)	85,544	81,717
Investments and related derivatives (Note N)	35,280	33,861
Equity investments (Dividends)	177	347
Other securities	901	907
Total income from loans and investments	121,902	116,832
Borrowing expenses (Note O)		
Interest and amortized issuance costs	(78,296)	(85,100)
Net interest on borrowing-related derivatives	32,823	44,302
Unrealized gains/(losses) on borrowings, related derivatives and others	25,690	(54,240)
Net impairment charge (Note I)		
Loan principal	3,390	7
Loan charges	(3,398)	(3,919)
Translation gains/(losses)	21,901	(4,796)
Other income	509	234
Net operational income	124,521	13,320
OTHER EXPENSES		
Administrative expenses (Note P)	(24,617)	(27,349)
Depreciation – Property, equipment and intangible assets	(2,013)	(1,653)
Sundry (expenses)/income	(1,169)	23
Total other expenses	(27,799)	(28,979)
Income before distributions approved by the Board of Governors	96,722	(15,659)
Distributions of income approved by the Board of Governors	-	-
NET INCOME FOR THE PERIOD	**96,722**	**(15,659)**

The accompanying notes to the financial statements form part of this statement.

STATEMENT OF COMPREHENSIVE INCOME
FOR THE THREE MONTHS ENDED MARCH 31, 2015
(UA thousands – Note B)

	2015	2014
NET INCOME FOR THE PERIOD	96,722	(15,659)
OTHER COMPREHENSIVE INCOME		
Items that will not be reclassified to profit or loss		
Net gains on financial assets at fair value through “other comprehensive income”	10,588	13,744
Unrealized loss on fair-valued borrowings arising from “own credit”	(29,192)	(8,920)
Total items that will not be reclassified to profit or loss	(18,604)	4,824
Total other comprehensive income	(18,604)	4,824
TOTAL COMPREHENSIVE INCOME FOR THE PERIOD	**78,118**	**(10,835)**

The accompanying notes to the financial statements form part of this statement.

STATEMENT OF CHANGES IN EQUITY
FOR THE THREE MONTHS ENDED MARCH 31, 2015
(UA thousands – Note B)

	Capital Subscriptions Paid	Cumulative Exchange Adjustment on Subscriptions	Reserves				Total Equity
			Retained Earnings	Remeasurement of Defined Benefit Plan	Net Gains on Financial Assets at Fair value through Other Comprehensive Income	Unrealized Gains/ (Losses) on Fair-Valued Borrowings Arising from "Own Credit"	
Balance at January 1, 2014	3,147,084	(172,654)	2,964,743	(213,145)	42,725	62,558	5,831,311
Net income for the period	-	-	(15,659)	-	-	-	(15,659)
Other comprehensive income							
Net gains on financial assets at fair value through "other comprehensive income"	-	-	-	-	13,744	-	13,744
Unrealized losses on fair-valued borrowings arising from "own credit"	-	-	-	-	-	(8,920)	(8,920)
Total other comprehensive income	-	-	-	-	13,744	(8,920)	4,824
Net increase in paid-up capital	86,723	-	-	-	-	-	86,723
Net conversion losses on new subscriptions	-	(495)	-	-	-	-	(495)
BALANCE AT MARCH 31, 2014	**3,233,807**	**(173,149)**	**2,949,084**	**(213,145)**	**56,469**	**53,638**	**5,906,704**
Balance at January 1, 2015	3,438,232	(173,538)	2,996,435	(274,858)	63,321	30,422	6,080,014
Net income for the period	-	-	96,722	-	-	-	96,722
Other comprehensive income							
Net gains on financial assets at fair value through "other comprehensive income"	-	-	-	-	10,588	-	10,588
Unrealized losses on fair-valued borrowings arising from "own credit"	-	-	-	-	-	(29,192)	(29,192)
Total other comprehensive income	-	-	-	-	10,588	(29,192)	(18,604)
Net increase in paid-up capital	87,592	-	-	-	-	-	87,592
Net conversion losses on new subscriptions	-	1,394	-	-	-	-	1,394
BALANCE AT MARCH 31, 2015	**3,525,824**	**(172,144)**	**3,093,157**	**(274,858)**	**73,909**	**1,230**	**6,247,118**

The accompanying notes to the financial statements form part of this statement.

STATEMENT OF CASH FLOWS
FOR THE THREE MONTHS ENDED MARCH 31, 2015
(UA thousands – Note B)

	2015	2014
CASH FLOWS FROM:		
OPERATING ACTIVITIES:		
Net income	96,722	(15,659)
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation	2,013	1,654
Provision for impairment on loan principal and charges	8	3,912
Unrealized losses on investments and related derivatives	4,216	2,799
Amortization of discount or premium on treasury investments at amortized cost	(446)	(1,449)
Amortization of borrowing issuance costs	(1,438)	3,402
Unrealized (gains)/losses on borrowings, related derivatives and others	(24,149)	51,098
Translation (gains)/losses	(21,901)	4,796
Net movements in derivatives	(32,758)	170,677
Changes in accrued income on loans	(1,346)	(750)
Changes in accrued financial charges	(62,000)	(210,263)
Net change in reverse repurchase agreements and cash collateral on securities borrowed	(431,051)	-
Changes in other receivables and payables	410,545	473,940
Net cash (used in)/provided by operating activities	(61,585)	484,157
INVESTING, LENDING AND DEVELOPMENT ACTIVITIES:		
Disbursements on loans	(319,833)	(307,056)
Repayments of loans	344,588	288,611
Investments maturing after 3 months of acquisition:		
Investments at amortized cost	124,217	(46,594)
Investments at fair value through profit and loss	(149,444)	(711,268)
Acquisition of fixed assets	(5,875)	(2,150)
Disposal of fixed assets	-	56
Disbursements on equity participations	(29,475)	(16,056)
Repayments on equity participations	567	2,934
Net cash used in investing, lending and development activities	(35,255)	(791,523)
FINANCING ACTIVITIES:		
New borrowings	1,585,208	1,917,173
Repayments on borrowings	(488,374)	(639,474)
Cash from capital subscriptions	88,987	86,228
Net cash provided by financing activities	1,185,821	1,363,927
Effect of exchange rate changes on cash and cash equivalents	(22,773)	(5,072)
Decrease in cash and cash equivalents	1,066,208	1,051,489
Cash and cash equivalents at the beginning of the period	650,681	1,267,520
Cash and cash equivalents at the end of the period	**1,716,889**	**2,319,009**
COMPOSED OF:		
Investments maturing within 3 months of acquisition:		
Investments at fair value through profit and loss	554,911	1,391,405
Cash	1,161,978	927,604
Cash and cash equivalents at the end of the period	**1,716,889**	**2,319,009**
SUPPLEMENTARY DISCLOSURE:		
1. Operational cash flows from interest and dividends:		
Interest paid	(107,473)	(251,061)
Interest received	144,821	130,926
Dividend received	177	1,397
2. Movement resulting from exchange rate fluctuations:		
Loans	78,163	47,719
Borrowings	345,210	1,534
Currency swaps	(326,037)	(62,145)

The accompanying notes to the financial statements form part of this statement.

NOTE A - OPERATIONS AND AFFILIATED ORGANIZATIONS

The African Development Bank (ADB or the Bank) is a multilateral development finance institution dedicated to the economic and social progress of its regional member states. The Bank's headquarters is located in Abidjan, Côte d'Ivoire. The Bank finances development projects and programs in its regional member states, typically in cooperation with other national or international development institutions. In furtherance of this objective, the Bank participates in the selection, study and preparation of projects contributing to such development and, where necessary, provides technical assistance. The Bank also promotes investments of public and private capital in projects and programs designed to contribute to the economic and social progress of the regional member states. The activities of the Bank are complemented by those of the African Development Fund (ADF or the Fund), which was established by the Bank and certain countries; and the Nigeria Trust Fund (NTF), which is a special fund administered by the Bank. The ADB, ADF, and NTF each have separate and distinct assets and liabilities. There is no recourse to the ADB for obligations in respect of any of the ADF or NTF liabilities. The ADF was established to assist the Bank in contributing to the economic and social development of the Bank's regional members, to promote cooperation and increased international trade particularly among the Bank's members, and to provide financing on concessional terms for such purposes.

In accordance with Article 57 of the Agreement Establishing the Bank, the Bank, its property, other assets, income and its operations and transactions shall be exempt from all taxation and customs duties. The Bank is also exempt from any obligation to pay, withhold or collect any tax or duty.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Bank's individual financial statements are prepared in accordance with International Financial Reporting Standards (IFRS) promulgated by the International Accounting Standards Board. The financial statements have been prepared under the historical cost convention except for certain financial assets and financial liabilities that are carried at fair value.

The significant accounting policies applied by the Bank in the preparation of the financial statements are summarized below.

Revenue Recognition

Interest income is accrued and recognized based on the effective interest rate for the time such instrument is outstanding and held by the Bank. The effective interest rate is the rate that discounts the estimated future cash flows through the expected life of the financial asset to the asset's net carrying amount.

Income from investments includes realized and unrealized gains and losses on financial instruments measured at fair value through profit or loss.

Dividends are recognized in income statement when the Bank's right to receive the dividends is established in accordance with IAS 18 – Revenue.

Functional and Presentation Currencies

The Bank conducts its operations in the currencies of its member countries. As a result of the application of IAS 21 revised, "The Effects of Changes in Foreign Exchange Rates", the Bank prospectively changed its functional currency from the currencies of all its member countries to the Unit of Account (UA) effective January 1, 2005, as it was concluded that the UA most faithfully represented the aggregation of economic effects of events, conditions and the underlying transactions of the Bank conducted in different currencies. The UA is also the currency in which the financial statements are presented. The value of the Unit of Account is defined in Article 5.1 (b) of the Agreement establishing the Bank (the Agreement) as equivalent to one Special Drawing Right (SDR) of the International Monetary Fund (IMF) or any unit adopted for the same purpose by the IMF.

Currency Translation

Income and expenses are translated to UA at the rates prevailing on the date of the transaction. Monetary assets and liabilities are translated into UA at rates prevailing at the balance sheet date. The rates used for translating currencies into UA at March 31, 2015 and 2014 are reported in Note V-1. Non-monetary assets and liabilities are translated into UA at historical rates. Translation differences are included in the determination of net income. Capital subscriptions are recorded in UA at the rates prevailing at the time of receipt. The translation difference relating to payments of capital subscriptions is reported in the financial statements as the Cumulative Exchange Adjustment on Subscriptions (CEAS). This is composed of the difference between the UA amount at the predetermined rate and the UA amount using the rate at the time of receipt. When currencies are converted into other currencies, the resulting gains or losses are included in the determination of net income.

Member Countries' Subscriptions

Although the Agreement establishing the ADB allows for a member country to withdraw from the Bank, no member has ever withdrawn its membership voluntarily, nor has any indicated to the Bank that it intends to do so. The stability in the membership reflects the fact that the members are African and non-African countries, committed to the purpose of the Bank to contribute to the sustainable economic development and social progress of its Regional Member Countries individually and jointly. Accordingly, as of March 31, 2015, the Bank did not expect to distribute any portion of its net assets due to member country withdrawals.

In the unlikely event of a withdrawal by a member, the Bank shall arrange for the repurchase of the former member's shares. The repurchase price of the shares is the value shown by the books of the Bank on the date the country ceases to be a member, hereafter referred to as "the termination date". The Bank may partially or fully offset amounts due for shares purchased against the member's liabilities on loans and guarantees due to the Bank. The former member would remain liable for direct obligations and contingent liabilities to the Bank for so long as any parts of the loans or guarantees contracted before the termination date are outstanding. If at a date subsequent to the termination date, it becomes evident that losses may not have been sufficiently taken into account when the repurchase price was determined, the former member may be required to pay, on demand, the amount by which the repurchase price of the shares would have been reduced had the losses been taken into account when the repurchase price was determined. In addition, the former member remains liable on any call, subsequent to the termination date, for unpaid subscriptions, to the extent that it would have been required to respond if the impairment of capital had occurred and the call had been made at the time the repurchase price of its shares was determined.

Were a member to withdraw, the Bank may set the dates in respect of payments for shares repurchased. If, for example, paying a former member would have adverse consequences for the Bank's financial position, the Bank could defer payment until the risk had passed, and indefinitely if appropriate. Furthermore, shares that become unsubscribed for any reason may be offered by the Bank for purchase by eligible member countries, based on the share transfer rules approved by the Board of Governors. In any event, no payments shall be made until six months after the termination date.

If the Bank were to terminate its operations, all liabilities of the Bank would first be settled out of the assets of the Bank and then, if necessary, out of members' callable capital, before any distribution could be made to any member country. Such distribution is subject to the prior decision of the Board of Governors of the Bank and would be based on the pro-rata share of each member country.

Employee Benefits

1) Pension Obligations

The Bank operates a contributory defined benefit pension plan for its employees. The Staff Retirement Plan (SRP) provides benefit payments to participants upon retirement. A defined benefit plan is a pension plan that defines an amount of pension benefit that an employee will receive on retirement, usually dependent on one or more factors such as age, years of service and remuneration. An actuarial valuation of the cost of providing benefits for the SRP is determined using the Projected Unit Credit Method. Upon reaching retirement age, pension is calculated based on the average remuneration for the final three years of pensionable service and the pension is subject to annual inflationary adjustments. Actuarial gains and losses as well as the differences between expected and real returns on assets are recognized immediately in other comprehensive income in the year they occur. When benefits of a plan are changed or when a plan is curtailed, the resulting change in benefit that relates to past service or the gain or loss on curtailment is recognized immediately in profit or loss. The pension liability is recognized as part of other accounts payable in the balance sheet. The liability represents the present value of the Bank's defined benefit obligations, net of the fair value of plan assets.

2) Post-Employment Medical Benefits

The Bank operates a contributory defined Medical Benefit Plan (MBP), which provides post-employment healthcare benefits to eligible former staff, including retirees. Membership of the MBP includes both staff and retirees of the Bank. The entitlement to the post-retirement healthcare benefit is usually conditional on the employee contributing to the Plan up to retirement age and the completion of a minimum service period. The expected costs of these benefits derive from contributions from plan members as well as the Bank and are accrued over the period of employment and during retirement. Contributions by the Bank to the MBP are charged to expenses and included in the income statement. The MBP Board, an independent body created by the Bank, determines the adequacy of the contributions and is authorized to recommend changes to the contribution rates of both the Bank and plan members. Actuarial gains and losses as well as the difference between expected and real return on assets are recognized immediately in other comprehensive income in the year they occur. The medical plan liability is recognized as part of other accounts payable in the balance sheet. The liability represents the present value of the Bank's post-employment medical benefit obligations, net of the fair value of plan assets.

Financial Instruments

Financial assets and financial liabilities are recognized on the Bank's balance sheet when the Bank assumes related contractual rights or obligations.

1) Financial Assets

In accordance with IFRS 9, the Bank manages its financial assets in line with the applicable business model and, accordingly, classifies its financial assets into the following categories: financial assets at amortized cost; financial assets at fair value through profit or loss (FVTPL); and financial assets at fair value through other comprehensive income (FVTOCI). In line with the Bank's business model, financial assets are held either for the stabilization of income through the management of net interest margin or for liquidity management. The Bank's investments in the equity of enterprises, whether in the private or public sector is for the promotion of economic development of its member countries and not for trading to realize fair value changes. Management determines the classification of its financial assets at initial recognition.

i) Financial Assets at Amortized Cost

A financial asset is classified as at 'amortized cost' only if the asset meets two criteria: the objective of the Bank's business model is to hold the asset to collect the contractual cash flows; and the contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal outstanding. The nature of any derivatives embedded in debt investment are considered in determining whether the cash flows of the investment are solely payment of principal and interest on the principal outstanding and are not accounted for separately.

If either of the two criteria above is not met, the financial asset is classified as at fair value through profit or loss.

Financial assets at amortized cost include some loans and receivables on amounts advanced to borrowers and certain debt investments that meet the criteria of financial assets at amortized cost. Receivables comprise demand obligations, accrued income and receivables from loans and investments and other amounts receivable. Loans and receivables meeting the two criteria above are carried at amortized cost using the effective interest method.

Loan origination fees are deferred and recognized over the life of the related loan as an adjustment of yield. However, incremental direct costs associated with originating loans are expensed as incurred; as such amounts are considered insignificant. The amortization of loan origination fee is included in income from loans.

Loans that have a conversion option that could potentially change the future cash flows to no longer represent solely payments of principal and interest are measured at FVTPL as required by IFRS9. The fair value is determined using the expected cash flows model with inputs including interest rates and the borrower's credit spread estimated based on the Bank's internal rating methodology for non-sovereign loans.

Investments classified as financial assets at amortized cost include investments that are non-derivative financial assets with fixed or determinable payments and fixed maturities. These investments are carried and subsequently measured at amortized cost using the effective interest method.

ii) Financial Assets at Fair Value through Profit or Loss (FVTPL)

Debt instruments that do not meet the amortized cost criteria as described above are measured at FVTPL. This category includes all treasury assets held for resale to realize short-term fair value changes as well as certain loans for which either of the criteria for recognition at amortized cost is not met. Gains and losses on these financial assets are reported in the income statement in the period in which they arise. Derivatives are also categorized as financial assets at fair value through profit or loss.

In addition, debt instruments that meet amortized cost criteria can be designated and measured at FVTPL. A debt instrument may be designated as at FVTPL upon initial recognition if such designation eliminates or significantly reduces a measurement or recognition inconsistency that would arise from measuring assets or liabilities or recognizing the gains and losses on them on different bases.

iii) Financial Assets at Fair Value through Other Comprehensive Income (FVTOCI)

On initial recognition, the Bank can make an irrevocable election (on an instrument-by-instrument basis) to designate investments in equity instruments not held for trading as financial assets measured at FVTOCI.

Equity investments are initially measured at fair value plus transaction costs. Subsequently, they are measured at fair value with gains and losses arising from changes in fair value recognized in other comprehensive income. The cumulative gains or losses are not reclassified to profit or loss on disposal of the investments and no impairments are recognized in the profit or loss. Dividends earned from such investments are recognized in profit and loss unless the dividends clearly represent a repayment of part of the cost of the investment.

Recognition and Derecognition of Financial Assets

Purchases and sales of financial assets are recognized or derecognized on a trade-date basis, which is the date on which the Bank commits to purchase or sell the asset. Loans are recognized when cash is advanced to the borrowers. Financial assets not carried at fair value through profit or loss are initially recognized at fair value plus transaction costs. Financial assets are derecognized when the rights to receive cash flows from the financial assets have expired or where the Bank has transferred substantially all risks and rewards of ownership.

Securities Purchased Under Resale Agreements, Securities Lent Under Securities Lending Agreements and Securities Sold Under Repurchase Agreements and Payable for Cash Collateral Received

Securities purchased under resale agreements, securities lent under securities lending agreements, and securities sold under repurchase agreements are recorded at market rates. The Bank receives securities purchased under resale agreements, monitors the fair value of the securities and, if necessary, closes out transactions and enters into new repriced transactions. The securities transferred to counterparties under the repurchase and security lending arrangements and the securities transferred to the Bank under the resale agreements do not meet the accounting criteria for treatment as a sale. Therefore, securities transferred under repurchase agreements and security lending arrangements are retained as assets on the Bank balance sheet, and securities received under resale agreements are not recorded on the Bank's balance sheet. In cases where the Bank enters into a "reverse repo" – that is, purchases an asset and simultaneously enters into an agreement to resell the same at a fixed price on a future date – a receivable from reverse repurchase agreement is recognized in the statement of financial position and the underlying asset is not recognized in the financial statements.

Cash and Cash equivalents

Cash and cash equivalents comprise cash on hand, demand deposits and other short-term, highly liquid investments that are readily convertible to a known amount of cash, are subject to insignificant risk of changes in value and have a time to maturity upon acquisition of three months or less.

2) Financial Liabilities

i) Borrowings

In the ordinary course of its business, the Bank borrows funds in the major capital markets for lending and liquidity management purposes. The Bank issues debt instruments denominated in various currencies, with differing maturities at fixed or variable interest rates. The Bank's borrowing strategy is driven by three major factors, namely: timeliness in meeting cash flow requirements, optimizing asset and liability management with the objective of mitigating exposure to financial risks, and providing cost-effective funding.

In addition to long and medium-term borrowings, the Bank also undertakes short-term borrowing for cash and liquidity management purposes only. Borrowings not designated at fair value through profit or loss are carried on the balance sheet at amortized cost with interest expense determined using the effective interest method. Borrowing expenses are recognized in profit or loss and include the amortization of issuance costs, discounts and premiums, which is determined using the effective interest method. Borrowing activities may create exposure to market risk, most notably interest rate and currency risks.

The Bank uses derivatives and other risk management approaches to mitigate such risks. Details of the Bank's risk management policies and practices are contained in Note D to these financial statements. Certain of the Bank's borrowings obtained prior to 1990, from the governments of certain member countries of the Bank, are interest-free loans. In accordance with the exemption provided in the provisions of IAS 20 – Accounting for Government Grants and Disclosure of Government Assistance, such borrowings are carried at the amounts at which they are repayable on their due dates.

ii) Financial Liabilities at Fair Value through Profit or Loss

This category has two sub-categories: financial liabilities held for trading, and those designated at fair value through profit or loss at inception. Derivatives are categorized as held-for-trading. The Bank applies fair value designation primarily to borrowings that have been swapped into floating-rate debt using derivative contracts. In these cases, the designation of the borrowing at fair value through profit or loss is made in order to significantly reduce accounting mismatches that otherwise would have arisen if the borrowings were carried on the balance sheet at amortized cost while the related swaps are carried on the balance sheet at fair value.

In accordance with IFRS 9, fair value changes for financial liabilities that are designated as at fair value through profit or loss, that is attributable to changes in the Bank's "own credit" risk is recognized in other comprehensive income. Changes in fair value attributable to the Bank's credit risk are not subsequently reclassified to profit or loss.

iii) Other Liabilities

All financial liabilities that are not derivatives or designated at fair value through profit or loss are recorded at amortized cost. The amounts include certain borrowings, accrued finance charges on borrowings and other accounts payable.

Financial liabilities are derecognized when they are discharged or canceled or when they expire.

Derivatives

The Bank uses derivative instruments in its portfolios for asset/liability management, cost reduction, risk management and hedging purposes. These instruments are mainly cross-currency swaps and interest rate swaps. The derivatives on borrowings are used to modify the interest rate or currency characteristics of the debt the Bank issues. This economic relationship is established on the date the debt is issued and maintained throughout the terms of the contracts. The interest component of these derivatives is reported as part of borrowing expenses.

The Bank classifies all derivatives at fair value, with all changes in fair value recognized in the income statement. When the criteria for the application of the fair value option are met, then the related debt is also carried at fair value with changes in fair value recognized in the income statement.

The Bank assesses its hybrid financial assets (i.e. the combined financial asset host and embedded derivative) in its entirety to determine their classification. A hybrid financial asset is measured at amortized cost if the combined cash flows represent solely principal and interest on the outstanding principal; otherwise it is measured at fair value. As at March 31, 2015, the Bank had hybrid financial assets that were measured at fair value in accordance with IFRS 9.

Derivatives embedded in financial liabilities or other non-financial host contracts are treated as separate derivatives when their risks and characteristics were not closely related to those of the host contract and the host contract was not carried at fair value with unrealized gains or losses reported in profit or loss. Such derivatives are stripped from the host contract and measured at fair value with unrealized gains and losses reported in profit or loss.

Derivative Credit Valuation and Debit Valuation Adjustment (CVA/DVA)

Valuation adjustment for counterparty risk (CVA/DVA) is recognized on derivative financial instruments to reflect the impact on fair value of counterparty credit risk and the Bank's own credit quality. This adjustment takes into account the existing compensating agreements for each of the counterparties. The CVA is determined on the basis of the expected positive exposure of the Bank vis-à-vis the counterparty, the probability of default of the counterparty, recovery rates, and the amount of loss in case of a default, on a counterparty basis. The DVA is calculated in a symmetric way on the basis of the expected negative exposure. These calculations are recognized on the life of the potential exposure, and concentrates on the use of observable and relevant market data.

Hedge Accounting

The Bank applies fair value hedge accounting to interest rate swaps contracted to hedge the interest rate risk exposure associated with its fixed rate loans. Under fair value hedge accounting, the change in the fair value of the hedging instrument and the change in the fair value of the hedged item attributable to the hedged risk are recognized in the income statement.

At inception of the hedge, the Bank documents the relationship between the hedging instrument and the hedged item, along with its risk management objectives and its strategy for undertaking the hedge transactions. Furthermore, at the inception of the hedge and on an ongoing basis, the Bank documents whether the hedging instrument is highly effective in offsetting changes in fair values of the hedged item attributable to the hedged risk. Hedge accounting is discontinued when the Bank's risk management objective for the hedging relationship has changed, when the hedging instrument expires or is sold, terminated, or exercised, or when it no longer qualifies for hedge accounting. The cumulative fair value adjustment to the carrying amount of the hedged item arising from the hedged risk is amortized to profit or loss from that date.

Impairment of Financial Assets

Assets Carried at Amortized Cost

The Bank first assesses whether objective evidence of impairment exists individually for financial assets. If the Bank determines that no objective evidence of impairment exists for an individually assessed financial asset, that asset is included in a group of financial assets with similar credit characteristics and collectively assessed for impairment. Assets that are individually assessed for impairment and for which an impairment loss is or continues to be recognized are not included in a collective assessment of impairment. A financial asset or a group of financial assets is impaired and impairment losses are incurred if, and only if, there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset (a ‘loss event’) and that loss event (or events) has an impact on the estimated future cash flows of the financial asset or group of financial assets that can be reliably estimated.

If the Bank determines that there is objective evidence that an impairment loss on loans and receivables or investments carried at amortized cost has been incurred, the amount of the impairment loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset’s original effective interest rate. For sovereign-guaranteed loans, the estimated impairment representing present value losses arises from delays that may be experienced in receiving amounts due. For non-sovereign-guaranteed loans, the impairment reflects management’s best estimate of the non-collectability, in whole or in part, of amounts due as well as delays in the receipt of such amounts.

The carrying amount of the asset is reduced through the use of an allowance account and the amount of the loss is recognized in the income statement. If a loan or investment carried at amortized cost has a variable interest rate, the discount rate for measuring any impairment loss is the current effective interest rate determined under the contract. Interest and charges are accrued on all loans including those in arrears. When a subsequent event causes the amount of impairment loss to decrease, the decrease in impairment loss is reversed through profit or loss.

Offsetting of Financial Instruments

Financial assets and liabilities are offset and reported on a net basis when there is a current legally enforceable right to off-set the recognized amounts. A current legally enforceable right exists if the right is not contingent on a future event and is enforceable both in the normal course of business and in the event of default, insolvency or bankruptcy of the entity and all counterparties and there is an intention on the part of the Bank to settle on a net basis, or realize the asset and settle the liability simultaneously. The Bank discloses all recognized financial instruments that are set off and those subject to an enforceable master netting arrangement or similar agreement, irrespective of whether they are offset.

Fair Value Disclosure

In liquid or active markets, the most reliable indicators of fair value are quoted market prices. A financial instrument is regarded as quoted in an active market if quoted prices are regularly available from an exchange, dealer, broker, industry group, pricing service or regulatory agency, and those prices represent actual and regularly occurring market transactions on an arm’s length basis. If the above criteria are not met, the market is regarded as being inactive. Indications that a market might be inactive include when there is a wide bid-offer spread or significant increase in the bid-offer spread or there are few or no recent transactions observed in the market. When markets become illiquid or less active, market quotations may not represent the prices at which orderly transactions would take place between willing buyers and sellers and therefore may require adjustment in the valuation process. Consequently, in an inactive market, price quotations are not necessarily determinative of fair values. Considerable judgment is required to distinguish between active and inactive markets.

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair values of financial assets and financial liabilities that are traded in active markets are based on quoted market prices or dealer price quotations. For all other financial instruments the Bank measures fair values using other valuation techniques that incorporate the maximum use of market data inputs.

The objective of the valuation techniques applied by the Bank is to arrive at a reliable fair value measurement.

Other valuation techniques include net present value, discounted cash flow analysis, option pricing models, comparison to similar instruments for which market observable prices exists and other valuation models commonly used by market participants. Assumptions and inputs used in valuation techniques include risk free and benchmark interest rates, credit spreads and other premiums used in estimating discount rates, bond and equity prices, foreign currency exchange rates and expected price volatilities and correlations.

The Bank uses widely recognized valuation models for measuring the fair value of common and more simple financial instruments, like interest rate and currency swaps that use only observable market data and require little management judgment and estimation. Availability of observable market prices and model inputs reduces the need for management judgment and estimation and also reduces the uncertainty associated with the measurement of fair value. Observable market prices and inputs available vary depending on the products and markets and are subject to changes based on specific events and general conditions in the financial markets.

Where the Bank measures portfolios of financial assets and financial liabilities on the basis of net exposures, it applies judgment in determining appropriate portfolio level adjustments such as bid-ask spread. Such judgments are derived from observable bid-ask spreads for similar instruments and adjusted for factors specific to the portfolio.

The following three hierarchical levels are used for the measurement of fair value:

Level 1: Quoted prices in active markets for the same instrument (i.e. without modification or repackaging).

Level 2: Quoted prices in active markets for similar assets or liabilities or other valuation techniques for which all significant inputs are based on observable market data. Included in this category are instruments valued using: quoted market prices in active markets for similar instruments, quoted prices for identical or similar instruments in markets that are considered less than active, or other valuation techniques where all significant inputs are directly or indirectly observable from market data.

Level 3: Valuation techniques for which significant input is not based on observable market data and the unobservable inputs have a significant effect on the instrument's valuation. Instruments that are valued based on quoted market prices for similar instruments where significant unobservable adjustments or assumptions are required to reflect differences between the instruments are included in this category.

The level in the fair value hierarchy within which the fair value measurement is categorised in its entirety is determined on the basis of the lowest level input that is significant to the fair value measurement in its entirety. For this purpose, the significance of an input is assessed against the fair value measurement in its entirety. If a fair value measurement uses observable inputs that require significant adjustment based on unobservable inputs, that measurement is a Level 3 measurement. A valuation input is considered observable if it can be directly observed from transactions in an active market, or if there is compelling external evidence demonstrating an executable exit price.

The methods and assumptions used by the Bank in measuring the fair values of financial instruments are as follows:

Cash: The carrying amount is the fair value.

Investments: Fair values for investment securities are based on quoted market prices, where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments.

Borrowings: The fair values of the Bank's borrowings are based on market quotations when possible or valuation techniques based on discounted cash flow models using LIBOR market-determined discount curves adjusted by the Bank's credit spread. Credit spreads are obtained from market data as well as indicative quotations received from certain counterparties for the Bank's new public bond issues. The Bank also uses systems based on industry standard pricing models and valuation techniques to value borrowings and their associated derivatives. The models use market-sourced inputs such as interest rates, yield curves, exchange rates and option volatilities. Valuation models are subject to internal and periodic external reviews. When a determination is made that the market for an existing borrowing is inactive or illiquid, appropriate adjustments are made to the relevant observable market data to arrive at the Bank's best measure of the price at which the Bank could have sold the borrowing at the balance sheet date.

For borrowings on which the Bank has elected fair value option, the portion of fair value changes on the valuation of borrowings relating to the credit risk of the Bank is reported in Other Comprehensive Income in accordance with IFRS 9.

Equity Investments: The underlying assets of entities in which the Bank has equity investments are periodically fair valued by fund managers or independent valuation experts using market practices. The fair value of investments in listed enterprises is based on the latest available quoted bid prices. The fair value of investments in unlisted entities is assessed using appropriate methods, for example, discounted cash flows. The fair value of the Bank's equity participations is measured as the Bank's percentage ownership of the net asset value of the funds.

Derivative Financial Instruments: The fair values of derivative financial instruments are based on market quotations when possible or valuation techniques that use market estimates of cash flows and discount rates. The Bank also uses valuation tools based on industry standard pricing models and valuation techniques to value derivative financial instruments. The models use market-sourced inputs such as interest rates, yield curves, exchange rates and option volatilities. All financial models used for valuing the Bank's financial instruments are subject to both internal and periodic external reviews.

Loans: The Bank does not sell its sovereign loans, nor does it believe there is a comparable market for these loans. The Bank's loan assets, except for those at fair value, are carried on the balance sheet at amortized cost. The fair value of loans carried at amortized cost are reported in these financial statements for disclosure purposes only and represents Management's best measures of the present value of the expected cash flows of these loans. The fair valuation of loans has been measured using a discounted cash flow model based on year-end market lending rates in the relevant currency including impairment, when applicable, and credit spreads for non-sovereign loans. In arriving at its best estimate Management makes certain assumptions about the unobservable inputs to the model, the significant ones of which is the expected cash flows and the discount rate. These are regularly assessed for reasonableness and impact on the fair value of loans. An increase in the level of forecast cash flows in subsequent periods would lead to an increase in the fair value and an increase in the discount rate used to discount the forecast cash flows would lead to a decrease in the fair value of loans. Changes in fair value of loans carried at fair value through profit and loss are reported in the income statement. The estimated fair value of loans is disclosed in Note I.

Valuation Processes Applied by the Bank

The fair value measurements of all qualifying treasury investments, borrowings, loans and equity investments are reported to and reviewed by the Assets & Liabilities Committee (ALCO) in line with the Bank's financial reporting policies.

Where third-party information from brokers or pricing experts are used to measure fair value, documents are independently assessed and the evidence obtained from the third parties to support the conclusions.

The assessment and documentation involves ensuring that (i) the broker or pricing service provider is duly approved for use in pricing the relevant type of financial instrument, (ii) the fair value arrived at reasonably represents actual market transactions, (iii) where prices for similar instruments have been adopted, that the same have been, where necessary, adjusted to reflect the characteristics of the instrument subject to measurement and where a number of quotes for the same financial instrument have been obtained, fair value has been properly determined using those quotes.

Day One Profit and Loss

The fair value of a financial instrument at initial recognition is based on fair value as defined under IFRS 13. A gain or loss may only be recognized on initial recognition of a financial instrument if the fair value of that instrument is evidenced by comparison with other observable current market transactions in the same instrument (i.e. without modification or repackaging) or based on a valuation technique whose variables include only data from observable markets. On initial recognition, a gain or loss may not be recognized when using a fair value which is not defined under IFRS 13. The Bank only recognizes gains or losses after initial recognition to the extent that they arise from a change in a factor (including time) that market participants would consider in setting a price.

The Bank holds financial instruments, some maturing after more than ten years, where fair value is not based on quoted prices in an active market at the measurement date. Such financial instruments are initially recognized at the transaction price, although the value obtained from the relevant market participants may differ. The difference between the transaction price and the fair value measurement that is not evidenced by a quoted price in an active market or by a valuation technique that uses only observable market data, commonly referred to as "day one profit and loss", is either: (a) amortized over the life of the transaction; or (b) deferred until the instrument's fair value can be measured using market observable inputs or is realized through settlement. The financial instrument is subsequently measured at fair value, adjusted for the deferred day one profit and loss. Subsequent changes in fair value are recognized immediately in the income statement without immediate reversal of deferred day one profits and losses.

Investment in Associate

Under IAS 28, "Investments in Associates and Joint Ventures", the ADF and any other entity in which the Bank has significant influence are considered associates of the Bank. An associate is an entity over which the Bank has significant influence, but not control, over the entity's financial and operating policy decisions. The relationship between the Bank and the ADF is described in more detail in Note J. IAS 28 requires that the equity method be used to account for investments in associates. Under the equity method, an investment in an associate is initially recognized at cost and the carrying amount is increased or decreased to recognize the investor's share of the profit or loss of the investee after the date of acquisition. The investor's share of the profit or loss of the investee is recognized in the investor's income statement. The subscriptions by the Bank to the capital of the ADF occurred between 1974 and 1990. At March 31, 2015, such subscriptions cumulatively represented less than 1 percent of the economic interest in the capital of the ADF.

Although ADF is a not-for-profit entity and has never distributed any dividend to its subscribers since its creation in 1972, IAS 28 require that the equity method be used to account for the Bank's investment in the ADF. Furthermore, in accordance with IAS 36, the net investment in the ADF is assessed for impairment. Cumulative losses as measured under the equity method are limited to the investment's original cost as the ADB has not guaranteed any potential losses of the ADF.

Property and Equipment

Property and equipment is measured at historical cost less depreciation. Historical cost includes expenditure directly attributable to the acquisition of the items. Subsequent costs are included in the asset's carrying amount or are recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Bank and the cost of the item can be measured reliably. Repairs and maintenance are charged to the income statement when they are incurred.

Land is not depreciated. Depreciation on other assets is calculated using the straight-line method to amortize the difference between cost and estimated residual values over estimated useful lives. The estimated useful lives are as follows:

- Buildings: 15-20 years
- Fixtures and fittings: 6-10 years
- Furniture and equipment: 3-7 years
- Motor vehicles: 5 years

The residual values and useful lives of assets are reviewed periodically and adjusted if appropriate. Assets that are subject to amortization are reviewed annually for impairment. An asset's carrying amount is written down immediately to its recoverable amount if the asset's carrying amount is greater than its estimated recoverable amount. The recoverable amount is the higher of the asset's fair value less costs to disposal and its value in use. Gains and losses on disposal are determined as the difference between proceeds and the asset's carrying amount and are included in the income statement in the period of disposal.

Intangible Assets

Intangible assets include computer systems software and are stated at historical cost less amortization. An intangible asset is recognized only when its cost can be measured reliably and it is probable that the expected future economic benefits attributable to it will flow to the Bank. Amortization of intangible assets is calculated using the straight-line method to write down the cost of intangible assets to their residual values over their estimated useful lives of 3-5 years.

Leases

The Bank has entered into several operating lease agreements, including those for its offices in Tunisia and in certain other member countries. Under such agreements, all the risks and benefits of ownership are effectively retained by the lessor. Payments made under operating leases are charged to the income statement on a straight-line basis over the period of the lease. Benefits received and receivable as an incentive to enter into an operating lease are also recognized on a straight-line basis over the lease term. When an operating lease is terminated before the lease period has expired, any payment required to be made to the lessor by way of penalty is recognized as an expense in the period in which the termination takes place.

Allocations and Distributions of Income Approved by the Board of Governors

In accordance with the Agreement establishing the Bank, the Board of Governors is the sole authority for approving allocations from income to surplus account or distributions to other entities for development purposes. Surplus consists of earnings from prior years which are retained by the Bank until further decision is made on their disposition or the conditions of distribution for specified uses have been met. Distributions of income for development purposes are reported as expenses on the Income Statement in the year of approval. Distributions of income for development purposes may be funded from amounts previously transferred to surplus account or from the current year's income.

Retained Earnings

Retained earnings of the Bank consist of amounts allocated to reserves from prior years' income, balance of amounts allocated to surplus after deducting distributions approved by the Board of Governors, unallocated current year's net income, and expenses recognized directly in equity as required by IFRS.

Critical Accounting Judgments and Key Sources of Estimation Uncertainty

In the preparation of financial statements in conformity with IFRS, Management makes certain estimates, assumptions and judgments that affect the reported amounts of assets, liabilities, revenue and expenses as well as the disclosure of contingent liabilities. Actual results could differ from such estimates. Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

The most significant judgments and estimates are summarized below:

1) Significant Judgments

The Bank's accounting policies require that assets and liabilities be designated at inception into different accounting categories. Such decisions require significant judgment and relate to the following circumstances:

Fair Value through Profit and Loss – In designating financial assets or liabilities at fair value through profit or loss, the Bank has determined that such assets or liabilities meet the criteria for this classification.

Amortized Cost and Embedded Derivatives – The Bank follows the guidance of IFRS 9 on classifying financial assets and those with embedded derivatives in their entirety as at amortized cost or fair value through profit or loss. In making this judgment, the Bank considers whether the cash flows of the financial asset are solely payment of principal and interest on the principal outstanding and classifies the qualifying asset accordingly without separating the derivative.

Consolidation – The Bank follows the guidance of IFRS 10 in ascertaining if there are any entities that it controls, and that may require consolidation.

2) Significant Estimates

The Bank also uses estimates for its financial statements in the following circumstances:

Impairment Losses on Financial Assets Measured at Amortized Cost – At each financial statements reporting date, the Bank reviews its financial assets measured at amortized cost for impairment. The Bank first assesses whether objective evidence of impairment exists for individual assets. If such objective evidence exists, impairment is determined by discounting expected future cash flows using the asset's original effective interest rate and comparing this amount to the asset's net carrying amount. Determining the amount and timing of future cash flows on impaired assets requires significant judgment. If the Bank determines that no objective evidence of impairment exists for an individually assessed asset, that asset is included in a group of assets with similar credit characteristics and collectively assessed for impairment. Objective evidence of impairment for a group of assets may include observable data indicating that there has been an adverse change in the payment status of borrowers in a group, or national or local economic conditions that correlate with defaults on assets in the group. Management uses estimates based on historical loss experience for assets with credit risk characteristics and objective evidence of impairment similar to those in the portfolio when scheduling its future cash flows. The methodology and assumptions used for estimating both the amount and timing of future cash flows are reviewed regularly to reduce any differences between loss estimates and actual loss experience.

Fair Value of Financial Instruments – The fair value of financial instruments that are not quoted in active markets is measured by using valuation techniques. Where valuation techniques (for example, models) are used to measure fair values, they are validated and periodically reviewed by qualified personnel independent of the area that created them. All valuation models are calibrated to ensure that outputs reflect actual data and comparative market prices. To the extent practical, valuation models use only observable data; however, areas such as credit risk (both own and counterparty), volatilities and correlations require management to make estimates. Changes in assumptions about these factors could affect the reported fair value of financial instruments. Assessing the significance of a particular input to the fair value measurement in its entirety requires judgment, considering factors specific to the asset or liability. The determination of what constitutes 'observable' requires significant judgment by the Bank.

Post-employment Benefits – The present value of retirement benefit obligations is sensitive to the actuarial and financial assumptions used, including the discount rate. At the end of each year, the Bank determines the appropriate discount rate and other variables to be used to determine the present value of estimated future pension obligations. The discount rate is based on market yields at the end of the year of high-quality corporate bonds in the currencies comprising the Bank's UA, and the estimates for the other variables are based on the bank best judgment.

Events after the reporting period

The financial statements are adjusted to reflect events that occurred between the balance sheet date and the date when the financial statements are authorized for issue, provided they give evidence of conditions that existed at the balance sheet date.

Events that are indicative of conditions that arose after the balance sheet date, but do not result in an adjustment of the financial statements themselves, are disclosed.

Reclassification and Restatement

Certain reclassifications of prior period's amounts have been made to conform to the presentation in the current period. These reclassifications did not affect prior period's reported result.

NOTE C - THE EFFECT OF NEW AND REVISED INTERNATIONAL FINANCIAL REPORTING STANDARDS

The Bank early adopted in 2013 the revisions to IAS 32 which became effective on January 1, 2014. The revisions clarified the circumstances in which netting is permitted; in particular what constitutes a currently legally enforceable right of offset and the circumstances in which gross settlement systems may be considered equivalent to net settlement. The application has no impact on the financial position of the Bank as the amendments merely clarify the offsetting criteria and how these are to be applied in practice.

Standards, Amendments and Interpretations issued but not yet effective

At the date of issue of these financial statements, the second phase of the International Financial Reporting Standard (IFRS) 9 was not yet effective for application and had not been applied in preparing these financial statements. The new standard which is expected to be relevant to the Bank is discussed briefly below:

IFRS 9: Financial Instruments

The Bank has already adopted phase 1 of the IFRS 9 with effect from January 1, 2011. Phase 2, which is the final version of IFRS 9 was issued on 24 July 2014 and is effective for annual periods beginning on or after 01 January 2018. The revisions in this standard introduce a third classification and measurement category for financial assets, some revisions to hedge accounting and require the adoption of expected credit loss impairment model in place of the IAS 39 incurred loss model.

Although preliminary indications are that the Bank will be affected by the new standard, the Bank is still assessing the full impact of this new pronouncement on its financial position and performance.

No other new or revised financial reporting standard, applicable to the Bank, became effective in 2015.

NOTE D - RISK MANAGEMENT POLICIES AND PROCEDURES

In carrying out its development mandate, the Bank seeks to maximize its capacity to assume core business risks resulting from its lending and investing operations while at the same time minimizing its non-core business risks (market risk, counterparty risk, and operational risk) that are incidental but nevertheless critical to the execution of its mandate.

Risk Governance and Risk Appetite

The highest level of risk management oversight in the Bank is assured by the Board of Executive Directors, which is chaired by the President. The Board of Directors is committed to the highest standards of corporate governance. In addition to approving all risk management policies, the Board of Directors regularly reviews trends in the Bank's risk profiles and performance to ensure compliance with the underlying policies.

Three management level committees perform monitoring and oversight roles: the Asset and Liability Management Committee (ALCO), the Credit Risk Committee (CRC) and the Operations Committee (OPSCOM). The ALCO is the oversight and control organ of the Bank's finance and treasury risk management activities. It is the Bank's most senior management forum on finance and treasury risk management issues and is chaired by the Vice President for Finance. The Credit Risk Committee (CRC) ensures effective implementation of the Bank's credit policies and oversees all credit risk issues related to sovereign and non-sovereign operations, prior to their submission to OPSCOM. OPSCOM is chaired by the First Vice President and Chief Operating Officer and reviews all operational activities before they are submitted to the Board of Directors for approval.

The ALCO, CRC and OPSCOM meet on a regular basis to perform their respective oversight roles. Among other functions, the ALCO reviews regular and ad-hoc finance and treasury risk management reports and financial projections and approves proposed strategies to manage the Bank's balance sheet. The Credit Risk Committee is responsible for end-to-end credit risk governance, credit assessments, portfolio monitoring and rating change approval amongst other responsibilities. ALCO and CRC are supported by several standing working groups that report on specific issues including country risk, non--sovereign credit risk, interest rate risk, currency risk, operational risk, financial projections, and financial products and services.

In late 2013, a Group Chief Risk Officer position was created reporting directly to the President of the Bank. Day-to-day operational responsibility for implementing the Bank's financial and risk management policies and guidelines are delegated to the appropriate business units. The Financial Management Department and the office of the Group Chief Risk Officer are responsible for monitoring the day to-day compliance with those policies and guidelines.

The degree of risk the Bank is willing to assume to achieve its development mandate is limited by its risk-bearing capacity. This institutional risk appetite is embodied in the Bank's capital adequacy policy and its commitment to maintain a prudent risk profile consistent with the highest credit rating. The Bank allocates its risk capital between non-core risks (10 percent), with sovereign and non-sovereign operations sharing equally the remaining balance (45 percent each).

Policy Framework

The policies, processes and procedures by which the Bank manages its risk profile continually evolve in response to market, credit, product, and other developments. The guiding principles by which the Bank manages its risks are governed by the Bank's Capital Adequacy Policy, the General Authority on Asset Liability Management (the ALM Authority), the General Authority on the Bank's Financial Products and Services (the FPS Authority) and the Bank's Credit Risk Management Guidelines.

The ALM Authority is the overarching framework through which Management has been vested with the authority to manage the Bank's financial assets and liabilities within defined parameters. The ALM Authority sets out the guiding principles for managing the Bank's interest rate risk, currency exchange rate risk, liquidity risk, counterparty credit risk and operational risk. The ALM Authority covers the Bank's entire array of ALM activities such as debt-funding operations and investment of liquid resources, including the interest rate and currency risk management aspects of the Bank's lending and equity investment operations.

The FPS Authority provides the framework under which the Bank develops and implements financial products and services for its borrowers and separate guidelines prescribe the rules governing the management of credit and operational risk for the Bank's sovereign and non-sovereign loan, guarantee and equity investment portfolios.

Under the umbrella of the FPS Authority and the ALM Authority, the President is authorized to approve and amend more detailed operational guidelines as necessary, upon the recommendations of the Asset and Liability Management Committee (ALCO), the Credit Risk Committee (CRC) and the Operations Committee (OPSCOM).

The following sections describe in detail the manner in which the different sources of risk are managed by the Bank.

Credit Risk

Credit risk arises from the inability or unwillingness of counterparties to discharge their financial obligations. It is the potential for financial loss due to default of one or more debtors/obligors. Credit risk is the largest source of risk for the Bank arising essentially from its lending and treasury operations.

The Bank manages three principal sources of credit risk: (i) sovereign credit risk in its public sector portfolio; (ii) non-sovereign credit risk in its portfolio of non-sovereign and enclave projects; and (iii) counterparty credit risk in its portfolio of treasury investments and derivative transactions used for asset and liability management purposes. These risks are managed within an integrated framework of credit policies, guidelines and processes, which are described in more detail in the sections that follow.

1) Sovereign Credit Risk

When the Bank lends to public sector borrowers, it generally requires a full sovereign guarantee or the equivalent from the borrowing member state. In extending credit to sovereign entities, the Bank is exposed to country risk which includes potential losses arising from a country's inability or unwillingness to service its obligations to the Bank. The Bank manages country credit risk through its policies related to the quality at entry of project proposals, exposure management, including individual country exposures and overall creditworthiness of the concerned country. These include the assessment of the country's risk profile as determined by its macroeconomic performance, debt sustainability, socio-political conditions and the conduciveness of its business environment.

Country Exposure

The Bank's exposures as at March 31, 2015 to borrowing member countries as well as the private sector and enclave projects from its lending activities are summarized below:

(UA thousands)

Country	N° of loans	Total Loans*	Unsigned Loan Amounts	Undisbursed Balance	Outstanding Balance	% of Total Outstanding Loans
Angola	2	742,921	0	307,978	434,943	3.46
Botswana	3	1,041,821	0	19,425	1,022,396	8.14
Cabo Verde	7	114,392	0	47,022	67,370	0.54
Cameroon	2	146,668	120,156	19,198	7,314	0.06
Democratic Republic of Congo	10	465,677	0	0	465,677	3.71
Egypt	12	1,559,337	0	429,224	1,130,113	9.00
Equatorial Guinea	3	56,597	0	49,743	6,854	0.05
Mauritius	9	462,936	0	84,596	378,339	3.01
Morocco	51	3,139,226	0	843,397	2,295,828	18.28
Namibia	5	198,656	0	131,460	67,196	0.53
Nigeria	5	758,562	434,943	181,226	142,392	1.13
Rwanda	1	53,984	0	53,984	0	0.00
Seychelles	3	25,873	0	0	25,873	0.21
Somalia**	3	4,308	0	0	4,308	0.03
South Africa	7	1,610,116	0	492,469	1,117,647	8.90
Sudan** (1)	4	52,583	0	0	52,583	0.42
Swaziland	7	75,876	0	49,955	25,920	0.21
Tunisia	35	1,980,089	0	264,414	1,715,675	13.66
Zambia	2	27,537	27,537	0	0	0.00
Zimbabwe**	12	201,949	0	0	201,949	1.61
Multinational	2	15,544	0	0	15,544	0.12
Angola	2	742,921	0	307,978	434,943	3.46
Total Public Sector	**193**	**13,030,800**	**582,637**	**3,042,032**	**9,406,131**	**74.88**
Total Private Sector	**118**	**4,325,638**	**568,736**	**602,958**	**3,153,944**	**25.12**
Total	**311**	**17,356,438**	**1,151,373**	**3,644,990**	**12,560,075**	**100.00**

* *Excludes fully repaid loans and canceled loans. Trade finance and repayment guarantee related exposures are also excluded.*

** *Countries in non-accrual status as at March 31, 2015.*

(1) *The outcome of the referendum conducted in South Sudan in January 2011 supported the creation of an independent state of South Sudan. After the split of the state of Sudan into two separate nations became effective in July 2011, the number and amounts of loans shown against Sudan in this statement would be split between the emerging states, on a basis agreed upon following the ongoing negotiations between Sudan and South Sudan. At the end of March 2015, no decision has been taken by the states of Sudan and South Sudan regarding the terms and conditions of such exchange.*

Slight differences may occur in totals due to rounding.

Systematic Credit Risk Assessment

The foundation of the Bank's credit risk management is a systematic credit risk assessment framework, through underlying models and their associated risk factors that have been optimized to ensure more predictive power of the rating parameters and to better align with widely-used rating scales and ensure consistency with best practices. The credit risk assessment is measured using a uniform internal 22-grade master scale, optimized to provide: (i) increased granularity; (ii) better differentiation between obligors; (iii) smoother grade distribution to alleviate the current grade concentration; and finally (iv) to create a common framework when communicating credit risks to risks takers. The level of granularity helps in measuring probabilities of default in order to better differentiate between obligors.

The credit ratings at the sovereign level are derived from a risk assessment of five risk indices that include macroeconomic performance, debt sustainability, socio-political factors, business environment and the Bank's portfolio performance. These five risk indices are combined to derive a composite country risk index for both sovereign and non-sovereign portfolios. The country risk ratings are validated against the average country risk ratings from different international rating agencies and other specialized international organizations. The CRC reviews the country ratings on a quarterly basis to ensure that they reflect the expected risk profiles of the countries. The CRC also assesses whether the countries are in compliance with their country exposure limits and approves changes in loss provisioning, if required.

The following table presents the Bank's internal measurement scales compared with the international rating scales:

Risk Class	Revised Rating Scale	International Ratings		Assessment
		S&P – Fitch	Moody's	
Very Low Risk	1+	A+ and above	A1 and above	Excellent
	1	A	A2	
	1-	A-	A3	
	2+	BBB+	Baa1	Strong
	2	BBB	Baa2	
	2-	BBB-	Baa3	
Low Risk	3+	BB+	Ba1	Good
	3	BB	Ba2	
	3-	BB-	Ba3	
Moderate Risk	4+	B+	B1	Satisfactory
	4	B	B2	
	4-			
	5+	B-	B3	Acceptable
	5			
High Risk	5-	CCC+	Caa1	Marginal
	6+			
	6	CCC	Caa2	Special Attention
	6-			
Very High Risk	7	CCC-	Caa3	Substandard
	8			
	9	CC	Ca	Doubtful
	10	C	C	Loss

Portfolio Risk Monitoring

The weighted average risk rating of the Bank's sovereign and sovereign-guaranteed portfolio was 2.59 at the end of March 2015, compared to 2.68 as of March 31, 2014.

It is the Bank's policy that if the payment of principal, interest or other charges with respect to any Bank Group credit becomes 30 days overdue, no new loans to that member country, or to any public sector borrower in that country, will be presented to the Board of Directors for approval, nor will any previously approved loan be signed, until all arrears are cleared. Furthermore, for such countries, disbursements on all loans to or guaranteed by that member country are suspended until all overdue amounts have been paid. These countries also become ineligible in the subsequent billing period for a waiver of 0.5% on the commitment fees charged on qualifying undisbursed loans.

Although the Bank benefits from the advantages of its preferred creditor status and rigorously monitors the exposure on non-performing sovereign borrowers, some countries have experienced difficulties in servicing their debts to the Bank on a timely basis. As previously described, the Bank makes provisions for impairment on its sovereign loan portfolio commensurate with the assessment of the incurred loss in such portfolio.

To cover potential Expected Losses (EL) and Unexpected Losses (UL) related to credit, the Bank maintains a prudent risk capital cushion for credit risks. The Bank's capital adequacy policy articulates differentiated risk capital requirements for public sector and private sector credit-sensitive assets (loans and equity investments), as well as for contingent liabilities (guarantees and client risk management products) in each risk class. Risk capital requirements are generally higher for private sector operations which have a higher probability of default and loss-given default than public sector operations. At the end of March 2015, the Bank's public sector loan portfolio used up to 31.9 percent of the Bank's total risk capital based on the Bank's capital adequacy framework. The Bank defines risk capital as the sum of paid-in capital net of exchange adjustments, plus accumulated reserves. Callable capital is not included in the computation of risk capital.

2) Non-Sovereign Credit Risk

When the Bank lends to private sector borrowers and to enclave projects, it does not benefit from full sovereign guarantees. The Bank may also provide financing to creditworthy commercially oriented entities that are publicly owned, without a sovereign guarantee.

To assess the credit risk of non-sovereign projects or facilities, the Bank uses several models to assess the risk of every project at entry. The models are tailored to the specific characteristics and nature of the transactions. The result of the credit risk assessment is measured using a uniform internal 22-grade master scale as described above.

Non-sovereign transactions are grouped into the following three main categories: a) project finance; b) financial institutions; and c) private equity funds. Internal credit ratings are derived on the basis of pre-determined critical factors.

a) Project Finance

The first factor involves the overall evaluation and assessment of the borrower's financial strength. This assesses:

Primarily, i) the capacity of the project to generate sufficient cash flow to service its debt; ii) the company's operating performance and profitability; and iii) the project company's capital structure, financial flexibility and liquidity positions.

Secondly, the following, four main non-financial parameters are analyzed: i) the outlook of the industry in which the project company operates; ii) the competitive position of the project company within the industry; iii) the strength of the project company's management with particular emphasis on its ability to deal with adverse conditions; and iv) the quality of the information on which the analysis is based.

Finally, the project company's risk rating is adjusted to reflect the overall host country risk rating.

b) Financial Institutions

The assessment of financial institutions follows the uniform rating system commonly referred to as the CAMELS model: i) Capital adequacy – analyses of the composition, adequacy and quality of the institution's capital; ii) Asset quality, operating policies and procedures and risk management framework; iii) Management quality and decision-making framework; iv) Earnings and market position – an evaluation of the quality and level of profitability; v) Liquidity and funding adequacy – an assessment focusing on the entity's ability to access debt market; and vi) Sensitivity to market risk – an assessment of the impact of interest rate changes and exchange rate fluctuations.

c) Private Equity Funds

The assessment of Private Equity Funds takes into consideration the analysis of the following qualitative and quantitative factors:

- Financial strength and historic fund performance;
- Investment strategy and risk management;
- Industry structure;
- Management and corporate governance; and
- Information quality.

All new non-sovereign projects require an initial credit rating and undergo a rigorous project approval process. The Non-Sovereign Working Group of the CRC reviews the non-sovereign credit rating of each project on a quarterly basis and may recommend changes for approval by CRC if justified by evolving country and project conditions.

In compliance with IFRS, the Bank does not make general provisions to cover the expected losses in the performing non-sovereign portfolio. For the non-performing portfolio, the Bank makes a specific provision based on an assessment of the credit impairment, or incurred loss, on each loan. At the end of March 2015, the cumulative impairment allowance to cover the incurred loss on impaired loan principal in the non-sovereign portfolio was UA 54.57 million compared to UA 52.29 million at the end of March 2014.

In addition to private sector lending, the Bank makes equity investments in private sector entities, either directly or through investment funds.

To cover potential unexpected credit-related losses due to extreme and unpredictable events, the Bank maintains a risk capital cushion for non-sovereign credit risks derived from Basel II Advanced Internal Rating-Based Approach (IRB). At the end of March 2015, the Bank's non-sovereign portfolio required as risk capital approximately 22.5 percent of the Bank's total on-balance sheet risk capital sources. This level is still below the limit of 45 percent determined by the Bank for total non-sovereign operations. Out of the Bank's non-sovereign portfolio, equity participations required as risk capital approximately 9.7 percent of the Bank's total on-balance sheet risk capital sources. This is still below the statutory limit of 15 percent established by the Board of Governors for equity participations.

Credit Exposure Limits

The Bank operates a system of exposure limits to ensure the maintenance of an adequately diversified portfolio at any given point in time. The Bank manages credit risk at the global country exposure limit (combined sovereign-guaranteed and non-sovereign portfolios) by ensuring that in aggregate, the total exposure to any country does not exceed 15 percent of the Bank's total risk capital. This threshold and other determinants of country limit allocation are clearly spelt out in the Bank's capital adequacy framework.

In the revised capital adequacy and exposure management approved by the Board in May 2011, the 15 percent (of the Bank's total risk capital) global country concentration limit is meant to allow for adequate portfolio diversification.

The credit exposure on the non-sovereign portfolio is further managed by regularly monitoring the exposure limit with regard to the specific industry/sectors, equity investments and single obligor. In addition, the Bank generally requires a range of collateral (security and/or guarantees) from project sponsors to partially mitigate the credit risk for direct private sector loans.

3) Counterparty Credit Risk

In the normal course of business, and beyond its development related exposures, the Bank utilizes various financial instruments to meet the needs of its borrowers, manage its exposure to fluctuations in market interest and currency rates, and to temporarily invest its liquid resources prior to disbursement. All of these financial instruments involve, to varying degrees, the risk that the counterparty to the transaction may be unable to meet its obligation to the Bank. Given the nature of the Bank's business, it is not possible to completely eliminate counterparty credit risk; however, the Bank minimizes this risk by executing transactions within a prudential framework of approved counterparties, minimum credit rating standards, counterparty exposure limits, and counterparty credit risk mitigation measures.

Counterparties must meet the Bank's minimum credit rating requirements and are approved by the Bank's Vice President for Finance. For local currency operations, less stringent minimum credit rating limits are permitted in order to provide adequate availability of investment opportunities and derivative counterparties for implementing appropriate risk management strategies. The ALCO approves counterparties that are rated below the minimum rating requirements.

Counterparties are classified as investment counterparties, derivative counterparties, and trading counterparties. Their ratings are closely monitored for compliance with established criteria.

For trading counterparties, the Bank requires a minimum short-term credit rating of A-2/P-2/F-2 for trades settled under delivery vs. payment (DVP) terms and a minimum long-term credit rating of A/A2 for non DVP-based transactions.

The following table details the minimum credit ratings for authorized investment counterparties:

	Maturity					
	6 months	1 year	5 years	10 years	15 years	30 years
Government		A/A2			AA-/Aa3	AAA/Aaa
Government agencies and supranationals		A/A2			AA-/Aa3	AAA/Aaa
Banks	A/A2		AA-/Aa3	AAA/Aaa		
Corporations including non-bank financial institutions	A/A2		AA-/Aa3	AAA/Aaa		
MBS/ABS	AAA Maximum legal maturity of 50 years for ABS/MBS with the underlying collateral originated in the UK and 40 year maximum legal maturity for all other eligible ABS/MBS. Also, the maximum weighted average life for all ABS/MBS at the time of acquisition shall not exceed 5 years.					

The Bank may also invest in money market mutual funds with a minimum rating of AA-/Aa3 and enters into collateralized securities repurchase agreements.

The Bank uses derivatives in the management of its borrowing portfolio and for asset and liability management purposes. As a rule, the Bank executes an ISDA master agreement and netting agreement with its derivative counterparties prior to undertaking any transactions. Derivative counterparties are required to be rated AA-/Aa3 by at least two approved rating agencies or A-/A3 for counterparties with whom the Bank has entered into a collateral exchange agreement. Lower rated counterparties may be used exceptionally for local currency transactions. These counterparties require the approval of ALCO. Approved transactions with derivative counterparties include swaps, forwards, options and other over-the-counter derivatives.

In addition to the minimum rating requirements for derivative counterparties, the Bank operates within a framework of exposure limits to different counterparties based on their credit rating and size, subject to a maximum of 12 percent of the Bank's total risk capital (equity and reserves) for any single counterparty. Individual counterparty credit exposures are aggregated across all instruments using the Bank for International Settlements (BIS) potential future exposure methodology and monitored regularly against the Bank's credit limits after considering the benefits of any collateral.

To cover potential unexpected credit losses due to extreme and unpredictable events, the Bank maintains a conservative risk capital cushion for counterparty credit risks in line with the current BIS standards. At the end of March 2015, the Bank's counterparty credit portfolio including all investments and derivative instruments required as risk capital 2.0 percent of the Bank's total on-balance sheet risk capital sources.

Liquidity Risk

Liquidity risk is the potential for loss resulting from insufficient liquidity to meet cash flow needs in a timely manner. Liquidity risk arises when there is a maturity mismatch between assets and liabilities. The Bank's principal liquidity risk management objective is to hold sufficient liquid resources to enable it to meet all probable cash flow needs for a rolling 1-year horizon without additional financing from the capital markets for an extended period. In order to minimize this risk, the Bank maintains a prudential minimum level of liquidity (PML) based on the projected net cash requirement for a rolling one-year period. The PML is updated quarterly and computed as the sum of four components: 1) 1-year debt service payments; 2) 1-year projected net loan disbursements (loans disbursed less repayments) if greater than zero; 3) loan equivalent value of commit-ted guarantees; and 4) undisbursed equity investments.

To strike a balance between generating adequate investment returns and holding securities that can be easily sold for cash if required, the Bank divides its investment portfolio into tranches with different liquidity objectives and benchmarks. The Bank's core liquidity portfolio (operational portfolio) is invested in highly liquid securities that can be readily liquidated if required to meet the Bank's short term liquidity needs. Probable redemptions of swaps and borrowings with embedded options are included in the computation of the size of the operational tranche of liquidity. In addition to the core liquidity portfolio, the Bank maintains a second tranche of liquidity (the prudential portfolio) that is also invested in relatively liquid securities to cover its expected medium-term operational cash flow needs. A third tranche of liquidity, which is funded by the Bank's equity resources, is held in a portfolio of fixed income securities intended to collect contractual cash flows with the objective of stabilizing the Bank's net income. In determining its level of liquidity for compliance with the PML, the Bank includes cash, deposits and securities in all the treasury investments, with appropriate hair-cuts based on asset class and credit rating.

Currency Exchange Risk

Currency risk is the potential loss due to adverse movements in market foreign exchange rates. To promote stable growth in its risk-bearing capacity, the Bank's principal currency risk management objective is to protect its risk capital from translation risk due to fluctuations in foreign currency exchange rates by matching the currency composition of its net assets to the currency composition of the SDR (UA). The agreement establishing the Bank explicitly prohibits it from taking direct currency exchange exposures by requiring liabilities in any one currency to be matched with assets in the same currency. This is achieved primarily by holding or lending the proceeds of its borrowings (after swap activities) in the same currencies in which they were borrowed (after swap activities). To avoid creating new currency mismatches, the Bank requires its borrowers to service their loans in the currencies disbursed.

Because a large part of its balance sheet is funded by equity resources, which are reported in Units of Account (equivalent to the SDR), the Bank has a net asset position that is potentially exposed to translation risk when currency exchange rates fluctuate. The Bank's policy is to minimize the potential fluctuation of the value of its net worth measured in Units of Account by matching, to the extent possible, the currency composition of its net assets with the currency basket of the SDR (the Unit of Account). In keeping with the Bank's currency risk management policy, spot currency transactions are carried out to realign the net assets to the SDR basket each time there is a misalignment or when there is a revision to the SDR currency composition.

The Bank also hedges its exposure to adverse movements on currency exchange rates on its administrative expenses. The distribution of the currencies of the Bank's recurring administrative expenditures shows a high concentration of expenses in Euros, US Dollars and Tunisian Dinar.

Currency Risk Sensitivity Analysis

As described in the previous section, the Bank manages its currency risk exposure by matching, to the extent possible, the currency composition of its net assets with the currency basket of the SDR. The SDR is composed of a basket of four currencies, namely the US dollar, Euro, Japanese yen and Pound sterling. The weight of each currency in the basket is determined and reviewed by the International Monetary Fund (IMF) every five years and the last revision became effective on January 1, 2011 based on the value of exports of goods and services and international reserves. The SDR rate represents the sum of specific amounts of the four basket currencies valued in U.S dollars, on the basis of the exchange rates quoted at noon each day in the London market.

Currency risks arise with the uncertainty about the potential future movement of the exchange rates between these currencies on the one hand, and between the exchange rates of the SDR currencies and the other non-SDR currencies (mainly African currencies) used by the Bank on the other hand. In this regard, the Bank carries out an annual sensitivity analysis of the translation results of its net assets with regard to the movement of the different exchange rates. The analysis consists of a set of scenarios where the exchange rates between the US dollar and the other SDR and African currencies are stretched out by large margins (10 percent appreciation/depreciation).

Interest Rate Risk

The Bank's interest rate risk sensitivity is comprised of the following two elements:

1. the sensitivity of the interest margin between the rate the Bank earns on its assets and the cost of the borrowings funding such assets; and

2. the sensitivity of the income on assets funded by equity resources to changes in interest rates.

The Bank's principal interest rate risk management objective is to generate a stable overall net interest margin that is not overly sensitive to sharp changes in market interest rates, but yet adequately responsive to general market trends.

Interest Rate Risk on Assets Funded by Debt

Two thirds of the Bank's interest-rate-sensitive assets are funded by debt. The Bank seeks to generate a stable net interest margin on assets funded by debt by matching the interest rate characteristics of each class of assets with those of the corresponding liabilities.

In 1990, the Bank began offering "variable rate" loans. The interest rate on these loans resets semi-annually based on the average cost of a dedicated pool of the Bank's borrowings. These pools are funded with a mix of fixed rate and floating rate borrowings to provide borrowers with broadly stable interest rates that gradually track changes in market interest rates. The cost of funds pass-through formulation incorporated in the lending rates charged on the Bank's pool-based loans has traditionally helped to minimize the interest rate sensitivity of the net interest margin on this part of its loan portfolio. In view of declining demand for this product in favor of market-based loans, the Bank is carefully managing the gradual winding down of the designated funding pools.

Since 1997, the Bank offers fixed and floating rate loans whose interest rate is directly linked to market interest rates (market--based loans). For the market-based loan products, the Bank's net interest margin is preserved by using swaps to align the interest rate sensitivity of the loans with that of the Bank's underlying funding reference (six-month Libor floating rate). The Bank may also provide borrowers with risk management products such as swaps to modify the currency and interest rate terms of its market-based loan products. Although it retains the credit risks of the borrower, the Bank eliminates the associated market risk on these risk management products by simultaneously laying off market risks with an approved derivative counterparty.

For the portfolio of liquid assets funded by borrowings, the Bank protects its net interest margin by managing its investments within limits around benchmarks that replicate the interest rate characteristics of the underlying funding for each portfolio tranche. The portfolio of liquid assets funded by borrowings is currently divided into two tranches to reflect the different business purposes and underlying funding. The core part of the investment portfolio is held to comply with the Bank's liquidity policy and uses a six-month Libor floating rate benchmark. The operational liquidity portfolio is managed to meet projected operational cash flow needs and uses a one-month Libor floating rate benchmark.

The Bank diversifies the sources of its funding by issuing debt in a variety of markets and instruments. Unless fixed rate funding is required for one of its pool-based loan products, the Bank protects its net interest margin by simultaneously swapping all new borrowings into floating rate in one of the Bank's active currencies on a standard six-month Libor rate reference. Where the Bank issues structured debt, the Bank simultaneously enters into a swap with matching terms to synthetically create the desired six-month Libor-based floating rate funding. For risk management purposes, callable funding is considered as one alternative to issuing short-term debt such as Euro Commercial Paper. The Bank manages refinancing risk by: (i) limiting the amount of debt that will mature or is potentially callable within one year to 25 percent of the outstanding debt portfolio, and (ii) trying to match the average maturity of loans priced with a fixed spread with borrowing with similar lifetime.

Interest Rate Risk on Assets Funded by Equity

The second principal source of interest rate risk is the interest rate sensitivity of the income earned from funding a significant portion of the Bank's assets with equity resources. These assets are mostly made up of fixed rate loans and investments with a lifetime of 10 years. Changes in market interest rates in the currencies of the Bank's equity resources (the SDR) affect the net interest margin earned on assets funded by equity. In general, lower nominal market interest rates result in lower lending and investment rates, which in the long-term reduce the nominal earnings on the Bank's equity resources.

The Bank manages the interest rate profile of the assets funded by equity resources with the objective of reducing the sensitivity of the net interest margin to fluctuations in market interest rates. This is achieved by continuously adjusting the repricing profile of the assets funded by the Bank's equity resources (fixed rate loans and investments) to match a repricing profile benchmark. The Bank's repricing profile benchmark is a 10-year ladder whereby a uniform 10 percent of the Bank's assets is funded by equity and repriced in each year. Using this benchmark, the Bank's net interest margin on assets funded by equity tends to track a 10-year moving average of 10-year maturity SDR interest rates.

Prepayment Risk

In addition to the two principal sources of interest rate risk described above, the Bank is exposed to prepayment risk on loans committed before 1997 on which the Bank is unable to charge a prepayment penalty. In practice the level of prepayments on such loans has generally been within acceptable levels. For all market-based loans issued since 1997, the Bank protects itself from prepayment risk by linking the prepayment penalty to the cost of redeploying the funds at current market rates. Since 2006, total annual prepayments on loans particularly those committed prior to 1997 have been declining over the years. There are no prepayments in the quarter ended March 31, 2015 (No prepayment in the quarter ended March 31, 2014).

Operational Risk

Like all financial institutions, the Bank is exposed to operational risks arising from its systems and processes.

Operational risks include the risks of losses resulting from inadequate or failed internal processes, people, and/or systems, and from external events which could have a negative financial or adverse reputational impact. Operational risk is present in virtually all the Bank's transactions and includes losses attributable to failures of internal processes in credit and market operations.

The office of the Group Chief Risk Officer (GCRO) of the Bank is responsible for implementing the Integrated Internal Control Framework (IICF) which consists of two phases. Phase one relates to the implementation of Internal Control over Financial Reporting (ICFR) based on the COSO Framework as a means of regularly evaluating the effectiveness and efficiency of the Bank's internal controls in all significant business processes with financial statement impact. As part of this process, Management's attestation on the adequacy of internal controls over financial reporting is published in the Bank's annual report.

Phase two of the IICF entails the implementation of Operational Risk Management Framework which is intended to address risks inherent in other business processes not covered by ICFR. The Operational Risk Management Framework (ORM) was approved by the Board of Directors in March 2012 as the first step in addressing risks related to business processes and the implementation process is ongoing. Full implementation of ORM will ensure a structured and well-coordinated approach to risk identification and assessment, risk mitigation and control as well as risk reporting across the Bank. It will also provide the basis for applying advanced measurement approach in measuring operational risk capital. Currently, the Bank's Capital Adequacy and Exposure Management Framework provides for an operational risk capital charge of 15 percent of the average operating income for the preceding 3 years, in line with Basel II recommendations for operational risk.

It is the primary responsibility of the management of each business unit to implement adequate controls in their respective business processes based on the prevailing institutional standards. Management is required to sign attestation of compliance annually.

Compliance with institutional standards is verified through periodic reviews undertaken by the Office of the Auditor General of the Bank. The results of internal audit reviews are discussed with the Management of the relevant business unit(s), with summaries submitted to Senior Management of the Bank and the Audit and Finance Committee of the Board of Directors.

The Bank also has a contingency and business continuity plan which aims to ensure the continuity of its operations and protect the interests of all the key stakeholders of the Bank Group, namely, the member countries (borrowing and non-borrowing), bondholders and other creditors as well as employees and their families, in the event of any disturbance in its office locations. Three key organs in the Bank ensure the oversight and implementation of the plan: (i) the Executive Crisis Committee, chaired by the President of the Bank, which makes the key decisions based on recommendations from the Operations Crisis Committee (OCC); (ii) the OCC, chaired by the Corporate Vice President, that closely monitors all developments affecting the Bank and advises on measures necessary to mitigate the relevant risks; and (iii) the business continuity Unit (BCPU) that follows up on the implementation of decisions made and is also responsible for periodic tests of the overall business continuity preparedness of the Bank and staff.

Other elements of the Bank's operational risk management practices include compliance with the Code of conduct and staff rules, the work of the Integrity and Anti-Corruption Department (IACD) and the existence of a Whistleblower Protection Policy.

NOTE E - FINANCIAL ASSETS AND LIABILITIES

The tables below set out the classification of each class of financial assets and liabilities, and their respective fair values as at March 31, 2015 and 2014:

Analysis of Financial Assets and Liabilities by Measurement Basis

(UA thousands)

March 31, 2015	Financial Assets and Liabilities through Profit or Loss		Fair Value through Other Comprehensive Income	Financial Assets and Liabilities at Amortized Cost	Total Carrying Amount	Fair Value
	Mandatorily at Fair value	Designated at Fair Value				
Cash	-	-	-	1,161,978	1,161,978	1,161,978
Demand obligations	-	-	-	3,801	3,801	3,801
Security purchased under resale agreements	-	-	-	36,425	36,425	36,425
Treasury investments	4,184,012	-	-	3,603,509	7,787,521	7,974,844
Derivative assets	1,806,984	-	-	-	1,806,984	1,806,984
Non-negotiable instruments on account of capital	-	-	-	364	364	364
Accounts receivable	-	-	-	530,707	530,707	530,707
Loans	20,042	-	-	12,387,457	12,407,499	12,465,041
Equity participations	-	-	653,246	-	653,246	653,246
Other securities	-	-	-	95,777	95,777	95,777
Total financial assets	**6,011,038**	**-**	**653,246**	**17,819,838**	**24,484,122**	**24,728,987**
Accounts payable	-	-	-	1,387,158	1,387,158	1,387,158
Derivative liabilities	1,053,292	-	-	-	1,053,292	1,053,292
Borrowings	-	15,079,975	-	921,073	16,001,048	16,129,040
Total financial liabilities	**1,053,292**	**15,079,975**	**-**	**2,308,231**	**18,441,498**	**18,569,490**

(UA thousands)

March 31, 2014	Financial Assets and Liabilities through Profit or Loss		Fair Value through Other Comprehensive Income	Financial Assets and Liabilities at Amortized Cost	Total Carrying Amount	Fair Value
	Mandatorily at Fair value	Designated at Fair Value				
Cash	-	-	-	927,604	927,604	927,604
Demand obligations	-	-	-	3,801	3,801	3,801
Treasury investments	4,765,144	-	-	3,129,416	7,894,560	8,151,561
Derivative assets	974,513	-	-	-	974,513	974,513
Non-negotiable instruments on account of capital	-	-	-	762	762	762
Accounts receivable	-	-	-	969,437	969,437	969,437
Loans	16,745	-	-	11,401,557	11,418,302	11,076,052
Equity participations	-	-	548,816	-	548,816	548,816
Other securities	-	-	-	93,506	93,506	93,506
Total financial assets	**5,756,402**	**-**	**548,816**	**16,526,083**	**22,831,301**	**22,746,052**
Accounts payable	-	-	-	1,617,480	1,617,480	1,617,480
Derivative liabilities	1,071,042	-	-	-	1,071,042	1,071,042
Borrowings	-	13,533,443	-	803,671	14,337,114	14,485,930
Total financial liabilities	**1,071,042**	**13,533,443**	**-**	**2,421,151**	**17,025,636**	**17,174,452**

The table below classifies the Bank's financial instruments that were carried at fair value at March 31, 2015 and 204 into three levels reflecting the relative reliability of the measurement bases, with level 1 as the most reliable.

(UA thousands)

	Quoted prices in active markets for the same instrument (Level 1)		Valuation techniques for which all significant inputs are based on observable market data (Level 2)		Valuation techniques for which any significant input is not based on observable market data (Level 3)		Total	
	2015	2014	**2015**	2014	**2015**	2014	**2015**	2014
Treasury investments	2,794,905	3,620,328	1,230,379	969,238	158,728	175,578	4,184,012	4,765,144
Derivative assets	5,328	4,347	1,796,447	964,656	5,209	5,510	1,806,984	974,513
Loans	-	-	20,042	16,745	-	-	20,042	16,745
Equity participation	9,957	15,315	-	-	643,289	533,501	653,246	548,816
Total financial assets	**2,810,190**	**3,639,990**	**3,046,868**	**1,950,639**	**807,226**	**714,589**	**6,664,284**	**6,305,218**
Derivative liabilities	-	-	993,345	1,026,339	59,947	44,703	1,053,292	1,071,042
Borrowings	7,349,980	7,079,515	7,522,545	6,199,434	207,450	254,494	15,079,975	13,533,443
Total financial liabilities	**7,349,980**	**7,079,515**	**8,515,890**	**7,225,773**	**267,397**	**299,197**	**16,133,267**	**14,604,485**

The Bank's policy is to recognize transfers out of level 3 as of the date of the event or change in circumstances that caused the transfer.

Investments whose values are based on quoted market prices in active markets, and are therefore classified within Level 1, include active listed equities, exchange-traded derivatives, US government treasury bills and certain non-US sovereign obligations. The Bank does not adjust the quoted price for these instruments.

Financial instruments that trade in markets that are not considered to be active but are valued based on quoted market prices, dealer quotations or alternative pricing sources supported by observable inputs are classified within Level 2.These include investment-grade corporate bonds and certain non-US sovereign obligations, listed equities, over-the-counter derivatives and a convertible loan. As Level 2 investments include positions that are not traded in active markets and/or are subject to transfer restrictions, valuations may be adjusted to reflect illiquidity and/or non-transferability, which are generally based on available market information.

Investments classified within Level 3 have significant unobservable inputs, as they trade infrequently or do not trade at all. Instruments in Level 3 include loans to regional member countries, private equity and corporate debt securities including some structured asset and mortgage backed instruments. As observable prices are not available for these securities, the Bank has used valuation techniques to derive the fair value. However as noted earlier, the fair values for loans and some securities are derived merely for disclosure purposes rather than for reporting on the balance sheet.

The primary products classified at Level 3 are as follows:

Debt Securities - Asset and Mortgage Backed Securities

Due to the lack of liquidity in the market and the prolonged period of time under which many securities have not traded, obtaining external prices is not a strong enough measure to determine whether an asset has an observable price or not. Therefore, once external pricing has been verified, an assessment is made whether each security is traded with significant liquidity based on its credit rating and sector. If a security is of low credit rating and/or is traded in a less liquid sector, it will be classified as Level 3. Where third party pricing is not available, the valuation of the security will be estimated from market standard cash flow models with input parameter assumptions which include prepayment speeds, default rates, discount margins derived from comparable securities with similar vintage, collateral type, and credit ratings. These securities are also classified as Level 3.

Equity Shares - Private Equity

The fair value of investments in unlisted entities is assessed using appropriate methods, for example, discounted cash flows or net asset value (NAV). The fair value of the Bank's equity participations is estimated as the Bank's percentage ownership of the net asset value of the investments.

Derivatives

Trading derivatives are classified at Level 3 if there are parameters which are unobservable in the market, such as products where the performance is linked to more than one underlying. Examples are derivative transactions and derivatives attached to local currency transactions. These unobservable correlation parameters could only be implied from the market, through methods such as historical analysis and comparison to historical levels or benchmark data.

Fair Value of Financial Assets and Liabilities at Amortized Cost Based on Three-Level Hierarchy

The table below classifies the fair value of the Bank's financial instruments that were carried at amortized cost at March 31, 2015 and 2014 into three levels reflecting the relative reliability of the measurement bases, with level 1 as the most reliable.

(UA thousands)

	Quoted prices in active markets for the same instrument		Valuation techniques for which all significant inputs are based on observable market data		Valuation techniques for which any significant input is not based on observable market data		Total	
	(Level 1)		(Level 2)		(Level 3)			
	2015	2014	**2015**	2014	**2015**	2014	**2015**	2014
Treasury investments	3,605,382	3,059,541	49,192	155,102	136,258	171,774	3,790,832	3,386,417
Loans	-	-	-	-	12,444,999	11,059,307	12,444,999	11,059,307
Total financial assets	**3,605,382**	**3,059,541**	**49,192**	**155,102**	**12,581,257**	**11,231,081**	**16,235,831**	**14,445,724**
Borrowings	199,119	-	728,851	875,497	121,095	76,892	1,049,065	952,389
Total financial liabilities	**199,119**	**-**	**728,851**	**875,497**	**121,095**	**76,892**	**1,049,065**	**952,389**

Quantitative Information about Fair Value Measurements Using Significant Unobservable Inputs (Level 3)

The table below shows the valuation techniques used in the determination of fair values for financial assets within level 3 of the measurement hierarchy as well as the key unobservable inputs used in the valuation models. The Bank has determined that market participants would use the same inputs in pricing the financial instruments. Management considers that changing the unobservable inputs described below to reflect other reasonably possible alternative assumptions would not result in a significant change in the estimated fair value.

Type of Financial Instrument	Valuation Approach	Key Unobservable Input	Inter-relationship between Key Unobservable Inputs and Fair Value Measurement
Treasury investments Time deposits Asset-backed securities Government and agency obligations Corporate bonds Financial institutions Supranational	Discounted cash flow Comparable pricing	Credit spread Conditional prepayment rate Constant default rate Expected payments profile following default Loss given default yield	Increase in rate reduces fair value
Loans Fixed rate Floating rate	Discounted cash flow	Average cost of capital Probability of default, loss given default	A high probability of default result in lower fair value
Derivative assets	Options model	Volatility of credit Counterparty credit risk Own credit risk	
Equity participations	Net asset value	NA	NA
Derivative liabilities	Discounted cash flow	Volatility of credit Credit spreads	
Borrowings	Consensus pricing	Offered quotes Own credit	

Significant Unobservable Inputs

Although the Bank believes that its estimates of fair value are appropriate, the use of different methodologies or assumptions could lead to different fair value results.

The valuation techniques applied with significant unobservable inputs are described briefly below:

Comparable pricing

Comparable pricing refers to the method where valuation is done by calculating an implied yield from the price of a similar comparable observable instrument. The comparable instrument for a private equity investment is a comparable listed company. The comparable instrument in case of bonds is a similar comparable but observable bond. This may involve adjusting the yield to derive a value for the unobservable instrument.

Yield

Yield is the interest rate that is used to discount the future cash-flows in a discounted cash-flow model.

Correlation

Correlation is the measure of how movement in one variable influences the movement in another variable. Credit correlation generally refers to the factor that describes the relationship between the probability of individual entities to default on obligations and the joint probability of multiple entities to default on obligations. Similarly, equity correlation is the correlation between two equity instruments. An interest rate correlation refers to the correlation between two swap rates. FX correlation represents the correlation between two different exchange rates.

Liquidity Discount

A liquidity discount is primarily applied to unlisted firms to reflect the fact that these stocks are not actively traded. An increase in liquidity discount in isolation will result in unfavourable movement in the fair value of the unlisted firm.

Volatility

Volatility represents an estimate of how much a particular instrument, parameter or Index will change in value over time. Volatilities are generally implied from the observed option prices. For certain instruments, volatility may change with strike and maturity profile of the option.

Credit Spreads

Credit spreads represent the additional yield that a market participant would demand for accepting an exposure to the credit risk of an instrument. A change in the assumptions could lead to different fair value results.

Day One Profit and Loss - Unrecognized Gains/Losses as a Result of the Use of Valuation Models Using Unobservable Inputs

The unamortized balances of day one profit and loss at March 31, 2015 and 2014 were made up as follows:

(UA thousands)

	2015	2014
Balance at January 1	139,043	146,542
New transactions	2,360	930
Amounts recognized in income statement during the period	(22,732)	(2,118)
Translation effects	5,378	1,487
Balance at March 31	**124,049**	**146,841**

NOTE F - TREASURY INVESTMENTS

As part of its overall portfolio management strategy, the Bank invests in government, agency, supranational, bank and corporate obligations, time deposits, mortgage and asset-backed securities, funded risk participation program, secured lending transactions, resale agreements and related derivative instruments including futures, forward contracts, cross-currency swaps, interest rate swaps, options and short sales.

For government, agency and supranational obligations with final maturity longer than 1 year and less than 15 years, the Bank may only invest in obligations with counterparties having a minimum credit rating of AA- or unconditionally guaranteed by governments of member countries or other official entities with the same rating criteria. For maturities beyond 15 years and up to 30 years, a AAA rating is required. For mortgage and asset-backed securities, the Bank may only invest in securities with a AAA credit rating. For bank and corporate obligations with final maturity longer than 6 months and less than 5 years, the Bank may only invest with counterparties having a minimum credit rating of AA-. AAA rating is required for debt obligations beyond 5 years and up to 10 years. The purchases of currency or interest rate options are permitted only if the life of the option contract does not exceed 1 year. Such transactions are only executed with counterparties with credit ratings of AA- or above. All derivative transactions, including options, cross-currency and interest rate swaps including asset swap transactions, are only permitted with approved counterparties or guaranteed by entities with which the Bank has entered into Master Derivative Agreements and a Collateral Support Agreement with minimum credit ratings of A-/A3 at the time of the transaction.

As at March 31, 2015, the Bank had received collateral with fair value of UA 842 million in connection with swap agreements. Of this amount, a total UA 554 million was in the form of cash and has been recorded on the balance sheet with a corresponding liability included in "Other accounts payable". The balance of UA 288 million was in the form of liquid financial assets and is kept in custody by the Bank.

The composition of treasury investments as at March 31, 2015 and 2014 was as follows:

(UA thousands)

	2015	2014
Treasury investments mandatorily measured at fair value through profit or loss	4,184,012	4,765,144
Treasury investments at amortized cost	3,603,509	3,129,416
Total	**7,787,521**	**7,894,560**

Treasury Investments Mandatorily Measured at Fair Value through Profit or Loss (FVTPL)

A summary of the Bank's treasury investments mandatorily measured at FVTPL as at March 31, 2015 and 2014 was as follows:

(UA millions)

	US Dollar		**Euro**		**GBP**		**Other Currencies**		**All Currencies**	
	2015	2014	**2015**	2014	**2015**	2014	**2015**	2014	**2015**	2014
Time Deposits	87.81	631.49	326.47	356.82	39.24	81.27	101.38	321.82	554.91	1,391.40
Asset-backed securities	59.22	91.24	99.48	84.45	-	-	-	-	158.70	175.69
Government and agency obligations	1,529.92	1,161.06	449.46	466.04	-	-	127.70	388.91	2,107.08	2,016.01
Corporate bonds	262.89	105.21	45.90	52.13	-	-	-	14.82	308.79	172.16
Financial institutions	706.46	431.72	203.57	352.34	-	-	2.14	-	912.17	784.06
Supranational	96.10	90.01	-	99.37	-	-	46.26	36.44	142.36	225.82
Total	**2,742.40**	**2,510.73**	**1,124.88**	**1,411.15**	**39.24**	**81.27**	**277.48**	**761.99**	**4,184.01**	**4,765.14**

The nominal value of treasury investments mandatorily measured at FVTPL as at March 31, 2015 was UA 4,180.68 million (2014: UA 4,784.86 million). The average yield of treasury investments mandatorily measured at FVTPL for the quarter ended March 31, 2015 was 0.62 % (2014: 0.64 %).

The contractual maturity structure of treasury investments mandatorily measured at FVTPL as at March 31, 2015 and 2014 was as follows:

(UA millions)

	2015	2014
One year or less	1,450.26	3,000.74
More than one year but less than two years	1,309.57	739.25
More than two years but less than three years	751.66	707.47
More than three years but less than four years	227.15	49.13
More than four years but less than five years	323.39	128.57
More than five years	121.98	139.98
Total	**4,184.01**	**4,765.14**

Treasury Investments at Amortized Cost

A summary of the Bank's treasury investments at amortized cost at March 31, 2015 and 2014 was as follows:

(UA millions)

	US Dollar		Euro		GBP		Other Currencies		All Currencies	
	2015	2014	**2015**	2014	**2015**	2014	**2015**	2014	**2015**	2014
Asset-backed securities	130.26	160.17	-	-	-	-	-	-	130.26	160.17
Government and agency obligations	904.50	716.20	672.34	613.90	455.79	352.28	191.01	70.94	2,223.64	1,753.32
Corporate bonds	-	18.05	-	-	-	12.92	-	-	-	30.97
Financial institutions	12.32	14.93	19.50	72.30	16.46	32.71	-	-	48.28	119.94
Supranational	509.71	399.33	427.91	393.84	263.71	271.85	-	-	1,201.33	1,065.02
Total	**1,556.79**	**1,308.68**	**1,119.75**	**1,080.04**	**735.96**	**669.76**	**191.01**	**70.94**	**3,603.51**	**3,129.42**

The nominal value of treasury investments at amortized cost as at March 31, 2015 is UA 3,604.20 million (2014: UA 3,233.66 million). The average yield of treasury investments at amortized cost for the quarter ended March 31, 2015 was 2.52 % (2014: 2.87 %).

The contractual maturity structure of treasury investments at amortized cost as at March 31, 2015 and 2014 was as follows:

(UA millions)

	2015	2014
One year or less	324.42	381.46
More than one year but less than two years	327.61	315.76
More than two years but less than three years	383.78	317.03
More than three years but less than four years	410.03	399.19
More than four years but less than five years	324.59	374.05
More than five years	1,833.08	1,341.93
Total	**3,603.51**	**3,129.42**

The fair value of treasury investments at amortized cost as at March 31, 2015 was UA 3,790.83 million (2014: UA 3,386.42 million).

NOTE G - DERIVATIVE ASSETS AND LIABILITIES

The fair values of derivative financial assets and financial liabilities at March 31, 2015 and 2014 were as follows:

(UA thousands)

	2015		2014	
	Assets	**Liabilities**	**Assets**	**Liabilities**
Borrowings-related:				
Cross-currency swaps	1,672,439	878,680	857,699	925,950
Interest rate swaps	99,927	19,002	72,427	42,101
Loan swaps	9,036	150,489	11,182	102,873
Embedded derivatives	-	-	-	-
	1,781,402	1 048 171	941,308	1,070,924
Investments-related:				
Asset swaps	4,937	5,121	3,689	118
Macro-hedge swaps and others	20,645	-	29,516	-
	25,582	5,121	33,205	118
Total	**1,806,984**	**1,053,292**	**974,513**	**1,071,042**

The notional amounts of derivative financial assets and financial liabilities at March 31, 2015 and 2014 were as follows:

(UA thousands)

	2015	2014
Borrowings-related:		
Cross-currency swaps	10,804,067	10,554,366
Interest rate swaps	5,416,204	4,311,280
Loan swaps	1,541,977	1,711,870
Embedded derivatives	-	-
	17,762,248	16,577,516
Investments-related:		
Asset swaps	235,262	102,519
Macro-hedge swaps	283,666	415,182
	518,928	517,701
Total	**18,281,176**	**17,095,217**

Loan Swaps

The Bank has entered into interest rate swaps to effectively convert fixed rate income on loans in certain currencies into variable rate income.

Futures Contracts

The Bank has entered into futures contracts to hedge fixed interest rate bonds against interest rate variations. As at March 31, 2015, the Bank had futures with a notional value of Euro 2,983 million and USD 12,563 million. The carrying value of Euro futures and US dollars futures were UA 1.63 million and UA 11.05 million respectively.

Forward Exchange Transactions to Hedge

To insulate the Bank from possible significant increases in administrative expenses that could arise from an appreciation of the principal currencies of administrative expenditure i.e. EUR, GBP, TND and USD vis-à-vis the UA, the Bank executed forward exchange transactions to economically hedge its administrative expenses. As at March 31, 2015 there were no open positions with respect to forward exchange transactions.

Hedge Accounting

The Bank applies fair value hedge accounting to interest rate swaps contracted to hedge its interest rate risk exposure associated to fixed rate loans. Changes in the fair value of the derivative hedging instruments are recognized in profit or loss. The hedged item is adjusted to reflect changes in its fair value in respect of the risk being hedged with the gain or loss attributable to the hedged risk being recognized in profit or loss.

The fair value of the loan swaps designated and effective as hedging instruments as at March 31, 2015 was a liability of UA 159.48 million. The fair value loss on these loan swaps for the quarter ended March 31, 2015 was UA 14.06 million. The fair value gain on the hedged loans attributable to the hedged risk was UA 14.36 million. Therefore, the hedge ineffectiveness recognized in profit or loss was a gain of UA 0.30 million.

Hedge accounting treatment for swaps at the designation date requires the amortization of the difference between the net carrying amount of loans and their fair value from inception. For the three months ended March 2015, the amortization of fair value adjustment on the hedged risk amounted to UA 1.21 million.

NOTE H - NON-NEGOTIABLE INSTRUMENTS ON ACCOUNT OF CAPITAL

Prior to May 1981, all payments in respect of paid-up capital had been made in convertible currencies. However, for the capital increases authorized in May 1979 (but effective December 1982) and May 1981, regional members had the following two options for making their payments:

1. Five (5) equal annual installments, of which at least 50 percent is payable in convertible currency and the remainder in local currency; or
2. Five (5) equal annual installments, of which 20 percent is payable in convertible currency and 80 percent in non-negotiable, non-interest-bearing notes. Such notes are redeemable by the Bank solely in convertible currency in installments commencing on the fifth anniversary of the first subscription payment date.

Non-regional members were required to make their payments solely in convertible currencies.

The paid-up portion of subscriptions, authorized in accordance with Board of Governors' Resolution B/BG/87/11 relating to the Fourth General Capital Increase (GCI-IV), is to be paid as follows:

1) **Regional Members** – 50 percent in five (5) equal annual installments in cash in freely convertible currency or freely convertible currencies selected by the member state, and 50 percent by the deposit of five non-negotiable, non-interest-bearing notes of equal value denominated in Units of Account. Such notes are redeemable by the Bank solely in convertible currency in five (5) equal annual installments commencing on the fifth anniversary of the first subscription payment date.

2) **Non-Regional Members** – five (5) equal annual installments in their national currencies, where such currencies are freely convertible or in notes denominated in freely convertible currencies encashable on demand.

Under the Fifth General Capital Increase (GCI-V), there is no distinction in the payment arrangements between regional and non-regional members. Each member is required to pay for the paid-up portion of its subscribed shares in eight (8) equal and consecutive annual installments. The first installments shall be paid in cash and in a freely convertible currency. The second to the eighth installments shall be paid in cash or notes encashable on demand in a freely convertible currency.

Under the Sixth General Capital Increase (GCI-VI), approved in accordance with the Board of Governors' Resolution B/BG/2010/08 of May 27, 2010 each member eligible to receive financing exclusively from the African Development Fund only shall pay for the paid-up portion of its subscribed shares in twelve (12) equal and consecutive annual installments; while Middle Income Countries, Blend countries and Non-Regional member countries shall pay for the paid-up portion of their respective subscribed shares in eight (8) equal and consecutive annual installments.

Payments for shares under GCI-VI are to be made in freely convertible currencies in cash or promissory notes encashable on or before the due date for payment.

At March 31, 2015 and 2014, the non-negotiable notes balances were as follows:

(UA thousands)

	2015	2014
Balance at January 1	739	1,204
Net movement for the period	(375)	(442)
Balance at March 31	**364**	**762**

NOTE I - LOANS AND GUARANTEES

Loans

The Bank's loan portfolio comprises loans granted to, or guaranteed by borrowing member countries as well as certain other non-sovereign-guaranteed loans. Amounts disbursed on loans are repayable in the currency or currencies disbursed by the Bank or in other freely convertible currency or currencies approved by the Bank. The amount repayable in each of these currencies shall be equal to the amount disbursed in the original currency. Loans are granted for a maximum period of twenty years, including a grace period, which is typically the period of project implementation. Loans are for the purpose of financing development projects and programs, and are not intended for sale. Furthermore, management does not believe there is a comparable secondary market for the type of loans made by the Bank.

The types of loans currently held by the Bank and the terms applicable are described below:

Loan Portfolio: The Bank's loan portfolio is currently made up of three primary types of loans based on the financial terms: fixed rate, floating rate and variable rate loans. Fixed rate and variable rate loans have both multicurrency and single currency terms – that is, offered in multicurrency or in a single currency. While floating rate loans only bear single currency terms.

Other loans: The Bank also offers parallel co-financing and A/B loan syndications. Through syndications the Bank is able to mobilize co-financing by transferring some or all of the risks associated with its loans and guarantees to other financing partners. Thus, syndications decrease and diversify the risk profile of the Bank's financing portfolio. Syndications may be on a funded or unfunded basis and may be arranged on an individual, portfolio, or any other basis consistent with industry practices.

The Bank also offers its RMCs local currency loans if the Bank is able to fund efficiently in the local currency market. The local currency loans are offered under the fixed spread loan pricing framework with a "cost-pass-through" principle to ensure that the overall cost of funds is compensated.

At March 31, 2015 and 2014, outstanding loans were as follows:

(UA thousands)

	2015	2014
Outstanding balance of loans - amortized cost	12,540,033	11,546,449
Outstanding balance of loans - fair value	20,042	16,745
	12,560,075	11,563,194
Less: accumulated provision for impairment	(152,576)	(144,892)
Balance at March 31	**12,407,499**	**11,418,302**

Maturity and Currency Composition of Outstanding Loans

The contractual maturity structure of outstanding loans as at March 31, 2015 and 2014 was as follows:

(UA millions)

	2015				2014
Periods	**Fixed Rate**	**Floating Rate**	**Variable Rate**	**Total**	**Total**
One year or less	698.93	329.16	183.86	1,211.95	1,073.93
More than one year but less than two years	698.19	268.97	3.65	970.81	1,044.83
More than two years but less than three years	832.59	241.89	2.07	1,076.55	904.29
More than three years but less than four years	824.00	469.18	-	1,293.18	899.60
More than four years but less than five years	856.13	159.36	-	1,015.49	900.75
More than five years	6,253.22	738.88	-	6,992.10	6,739.79
Total	**10,163.06**	**2,207.44**	**189.58**	**12,560.08**	**11,563.19**

Borrowers may repay loans before their contractual maturity, subject to the terms specified in the loan agreements.

The currency composition and types of outstanding loans as at March 31, 2015 and 2014 were as follows:

(Amounts in UA millions)

			2015		2014	
			Amount	%	Amount	%
Fixed Rate:	Multi-Currency	Euro	143.49		182.04	
		Japanese Yen	224.31		256.03	
		Pound Sterling	2.61		2.62	
		Swiss Franc	3.93		3.86	
		US Dollar	171.42		167.01	
		Others	0.02		0.02	
			545.78	4.35	611.58	5.29
	Single Currency	Euro	4,436.07		4,756.69	
		Japanese Yen	2.90		4.53	
		South African Rand	835.20		856.52	
		US Dollar	4,291.13		2,856.93	
		Others	51.98		6.37	
			9,617.28	76.57	8,581.04	74.20
Floating Rate:	Single Currency	Euro	369.41		438.69	
		Japanese Yen	9.93		12.08	
		South African Rand	120.52		138.52	
		US Dollar	1,707.58		1,586.89	
			2,207.44	17.58	2,176.18	18.82
Variable Rate:	Multi-Currency	Euro	29.38		33.61	
		Japanese Yen	0.75		0.78	
		US Dollar	111.81		100.38	
			141.94	1.13	134.77	1.17
	Single Currency	Euro	11.89		18.25	
		Japanese Yen	14.58		15.49	
		Swiss Franc	1.00		1.08	
		US Dollar	20.17		24.80	
			47.64	0.38	59.62	0.52
Total			**12,560.08**	**100.00**	**11,563.19**	**100.00**

The weighted average yield on outstanding loans for the quarter ended March 31, 2015 was 2.72 % (2014: 2.83 %).

A comparative summary of the currency composition of outstanding loans at March 31, 2015 and 2014 was as follows:

(Amounts in UA millions)

	2015		2014	
	Amount	**%**	**Amount**	**%**
Euro	4,990.24	39.73	5,429.28	46.95
Japanese Yen	252.47	2.01	288.91	2.50
Pound Sterling	2.61	0.02	2.62	0.02
South African Rand	955.72	7.61	995.04	8.60
Swiss Franc	4.93	0.04	4.94	0.04
US Dollar	6,302.11	50.18	4,836.01	41.83
Others	52.00	0.41	6.39	0.06
Total	**12,560.08**	**100.00**	**11,563.19**	**100.00**

Accrued Income and Charges Receivable on Loans

The accrued income and charges receivable on loans as at March 31, 2015 and 2014 were as follows:

(UA thousands)

	2015	2014
Accrued income and charges receivable on loans	417,658	395,450
Less: accumulated provision for impairment	(235,243)	(210,263)
Balance at March 31	**182,415**	**185,187**

Provision for Impairment on Loan Principal and Charges Receivable

At March 31, 2015, outstanding loans with an aggregate principal balance of UA 402.65 million (2014: UA 330.17 million), of which UA 276.36 million (2014: UA 260.99 million) was overdue, were considered to be impaired.

The gross amounts of loans and charges receivable that were impaired and their cumulative impairment at March 31, 2015 and 2014 were as follows:

(UA thousands)

	2015	2014
Outstanding balance on impaired loans	402,647	330,171
Less: accumulated provision for impairment	(152,576)	(144,892)
Net balance on impaired loans	**250,071**	185,279
Charges receivable and accrued income on impaired loans	323,793	292,980
Less: accumulated provision for impairment	(235,243)	(210,263)
Net charges receivable and accrued income on impaired loans	**88,550**	**82,717**

The movements in the accumulated provision for impairment on outstanding loan principal for the three months ended March 31, 2015 and 2014 were as follows:

(UA thousands)

	2015	2014
Balance at January 1	151,288	145,145
Provision for impairment on loan principal for the period	(3,390)	(7)
Translation effects	4,678	(246)
Balance at March 31	**152,576**	**144,892**

Accumulated provisions for impairment on outstanding loan principal included the provisions relating to public and private sector loans. During the quarter ended March 31, 2015, a net provision for impairment made on private sector loans amounted to UA 3.21 million (2014: reversal of provision of UA 0.01 million). The accumulated provisions on private sector loans at March 31, 2015 amounted to UA 54.57 million (2014: UA 52.29 million).

The movements in the accumulated provision for impairment on loan interest and charges receivable for the three months ended March 31, 2015 and 2014 were as follows:

(UA thousands)

	2015	2014
Balance at January 1	225,650	206,325
Provision for impairment on loan charges for the period	3,398	3,919
Translation effects	6,195	19
Balance at March	**235,243**	**210,263**

Accumulated provisions for impairment on loan interest and charges receivable included the provisions relating to public and private sector loans. During the quarter ended March 31, 2015, a provision for impairment was made on interest and charges receivable on private sector loans in the amount of UA 0.60 million (2014: UA 0.77 million). The accumulated provision on interest and charges receivable on private sector loans at March 31, 2015 amounted to UA 19.74 million (2014: UA 15.38 million).

Guarantees

The Bank may enter into special irrevocable commitments to pay amounts to borrowers or other parties for goods and services to be financed under loan agreements. At March 31, 2015, outstanding irrevocable reimbursement guarantees issued by the Bank to commercial banks on undisbursed loans amounted to UA 5.78 million (no outstanding irrevocable reimbursement guarantees issued by the bank in 2014).

Also, the Bank provides trade finance and repayment guarantees to entities within its regional member countries for development loans granted to such entities by third parties. Guarantees represent potential risk to the Bank if the payments guaranteed for an entity are not made. Guarantees provided by the Bank outstanding at March 31, 2015 amounted to UA 166.74 million (2014: UA 143.08 million).

NOTE J - EQUITY PARTICIPATIONS

Investment in ADF

The ADF was established in 1972 as an international institution to assist the Bank in contributing to the economic and social development of African countries, to promote co-operation and increased international trade particularly among the African countries, and to provide financing on highly concessional terms for such purposes. The Fund's original subscriptions were provided by the Bank and the original State Participants to the ADF Agreement, and State Participants acceding to the Agreement since the original signing date. Thereafter, further subscriptions were received from participants in the form of Special General Increases and General Replenishments.

The ADF has a 14-member Board of Directors, made up of 7 members selected by the African Development Bank and 7 members selected by State Participants. The Fund's Board of Directors reports to the Board of Governors made up of representatives of the State Participants and the ADB. The President of the Bank is the ex-officio President of the Fund.

To carry out its functions, the Fund utilizes the offices, staff, organization, services and facilities of the Bank, for which it pays a share of the administrative expenses. The share of administrative expenses paid by the Fund to the Bank is calculated annually on the basis of a cost-sharing formula, approved by the Board of Directors, which is driven in large part by the number of programs and projects executed during the period. Based on the cost-sharing formula, the share of administrative expenses incurred by ADF for the period ended March 31, 2015 amounted to UA 50.75 million (2014: UA 57.97 million), representing 67.32 percent (2014: 68.69 percent) of the shareable administrative expenses incurred by the Bank. The accounts of the ADF are kept separate and distinct from those of the Bank.

Although the ADB by agreement exercises 50 percent of the voting powers in the ADF, the Agreement establishing the ADF also provides that in the event of termination of the ADF's operations, the assets of the Fund shall be distributed pro-rata to its participants in proportion to the amounts paid-in by them on account of their subscriptions, after settlement of any out-standing claims against the participants. At March 31, 2015, the Bank's pro-rata or economic share in ADF was 0.51 percent (2014: 0.54 percent).

Notwithstanding the exercise of 50 percent voting power in the Fund by the Bank, the conditions for control under IFRS 10 Consolidated Financial Statements are not met since the Bank does not have absolute voting interest to control ADF, no rights to variable returns from its relationship with ADF and has an economic interest of less than 1 percent in the Fund. Consequently, the Fund cannot be consolidated in the Bank's Financial Statements.

As a result of the implementation in 2006 of the Multilateral Debt Relief Initiative described in Note V-2, the net asset value of ADF which is the basis for determining the value of the Bank's investment in the Fund declined, resulting in impairment loss on the Bank's investment. The net assets of ADF is made up of its net development resources less outstanding demand obligations plus disbursed and outstanding loans excluding balances due from countries that have reached their HIPC completion points and, are therefore due for MDRI loan cancelation at the balance sheet date.

Other Equity Participations

The Bank may take equity positions in privately owned productive enterprises and financial intermediaries, public sector companies that are in the process of being privatized or regional and sub-regional institutions. The Bank's objective in such equity investments is to promote the economic development of its Regional Member Countries and in particular the development of their private sectors. The Bank's equity participation is also intended to promote efficient use of resources, promoting African participation, playing a catalytic role in attracting other investors and lenders and mobilizing the flow of domestic and external resources to financially viable projects, which also have significant economic merit.

Unless otherwise approved by the Board of Directors, the Bank's equity participation shall not exceed 25 percent of the equity capital of the entity in which it invests. The Bank does not seek a controlling interest in the companies in which it invests, but closely monitors its equity investments through Board representation. In accordance with the Board of Governors' Resolution B/BG/2009/10 of May 13, 2009, total equity investment by the Bank shall not at any time exceed 15 percent of the aggregate amount of the Bank's paid-in capital and reserves and surplus (risk capital) included in its ordinary capital resources.

Under IFRS 9 equity investments must be measured at fair value through profit or loss. However, where the equity investment is not held for trading, an entity has the option to take fair value changes into other comprehensive income (OCI), with no recycling of the change in fair value to profit or loss if the investment is subsequently derecognized. As the Bank's equity investments are currently held for strategic purposes of enhancing development in Regional Member Countries rather than for trading, the Bank has opted to designate all its equity investments as at fair value through other comprehensive income.

NOTE K - OTHER SECURITIES

The Bank may invest in certain debt instruments issued by entities in its Regional Member Countries (RMC) for the purpose of financing development projects and programs. The Bank may also invest in other securities including trade financing that meet the development objectives of its borrower member countries.

These investments are classified as financial assets at amortized cost.

The carrying amount of "Other securities" at March 31, 2015 was UA 95.78 million (2014: UA 93.51 million).

NOTE L - BORROWINGS

As at March 31, 2015 and 2014, the Bank's borrowings were as follows:

(UA millions)

	2015	2014
Borrowings at fair value	15,079.98	13,533.44
Borrowings at amortized cost	921.07	803.67
Total	**16,001.05**	**14,337.11**

The Bank's borrowings as at March 31, 2015 included subordinated borrowings in the amount of UA 514.05 million (2014: UA 458.35 million).

The Bank uses derivatives in its borrowing and liability management activities to take advantage of cost-saving opportunities and to lower its funding costs.

Certain long-term borrowing agreements contain provisions that allow redemption at the option of the holder at specified dates prior to maturity. Such borrowings are reflected in the tables on the maturity structure of borrowings using the put dates, rather than the contractual maturities. Management believes, however, that a portion of such borrowings may remain outstanding beyond their earliest indicated redemption dates.

The Bank has entered into cross-currency swap agreements with major international banks through which proceeds from borrowings are converted into a different currency and include a forward exchange contract providing for the future exchange of the two currencies in order to recover the currency converted. The Bank has also entered into interest rate swaps, which transform a floating rate payment obligation in a particular currency into a fixed rate payment obligation or vice-versa.

The contractual (except for callable borrowings) maturity structure of outstanding borrowings as at March 31, 2015 was as follows:

i) Borrowings Carried at Fair Value

(UA millions)

Periods	Ordinary	Callable	Total
One year or less	2,232.47	168.97	2,401.44
More than one year but less than two years	3,340.20	11.67	3,351.87
More than two years but less than three years	1,306.24	-	1,306.24
More than three years but less than four years	2,780.68	-	2,780.68
More than four years but less than five years	1,459.26	1.35	1,460.61
More than five years	3,759.76	19.38	3,779.14
Total	**14,878.61**	**201.37**	**15,079.98**

ii) Borrowings Carried at Amortized Cost

(UA millions)

Periods	Ordinary	Callable	Total
One year or less	320.29	-	320.29
More than one year but less than two years	5.76	-	5.76
More than two years but less than three years	13.84	-	13.84
More than three years but less than four years	7.84	-	7.84
More than four years but less than five years	163.53	-	163.53
More than five years	350.10	60.35	410.45
Subtotal	**861.36**	**60.35**	**921.71**
Net unamortized premium and discount	(0.64)	-	(0.64)
Total	**860.72**	**60.35**	**921.07**

The contractual (except for callable borrowings) maturity structure of outstanding borrowings as at March 31, 2014 was as follows:

i) Borrowings Carried at Fair Value

(UA millions)

Periods	Ordinary	Callable	Total
One year or less	2,153.72	241.74	2,395.46
More than one year but less than two years	1,870.29	32.45	1,902.74
More than two years but less than three years	2,011.69	-	2,011.69
More than three years but less than four years	2,120.28	-	2,120.28
More than four years but less than five years	2,342.26	-	2,342.26
More than five years	2,760.68	0.33	2,761.01
Total	**13,258.92**	**274.52**	**13,533.44**

ii) Borrowings Carried at Amortized Cost

(UA millions)

Periods	Ordinary	Callable	Total
One year or less	6.79	-	6.79
More than one year but less than two years	296.76	-	296.76
More than two years but less than three years	-	-	-
More than three years but less than four years	22.17	-	22.17
More than four years but less than five years	9.81	-	9.81
More than five years	406.24	62.91	469.15
Subtotal	**741.77**	**62.91**	**804.68**
Net unamortized premium and discount	(1.01)	-	(1.01)
Total	**740.76**	**62.91**	**803.67**

The fair value of borrowings carried at fair value through profit or loss at March 31, 2015 was UA 15,079.97 million (2014: UA 13,525.11 million). For these borrowings, the amount the Bank will be contractually required to pay at maturity at March 31, 2015 was UA 14,874.04 million (2014: UA 13,796.77 million). The surrender value of callable borrowings is equivalent to the notional amount plus accrued finance charges.

As per Note O, there was a net gain of UA 25.40 million on fair-valued borrowings and related derivatives for the quarter ended March 31, 2015 (2014: net loss of UA 62.09 million). The fair value movement attributable to changes in the Bank's credit risk included in the other comprehensive income for the period ended March 31, 2015 was a loss of UA 29.19 million (2014 : loss of UA 8.92 million).

Fair value movements attributable to changes in the Bank's credit risk are determined by comparing the discounted cash flows for the borrowings designated at fair value through profit or loss using the Bank's credit spread on the relevant liquid markets for ADB quoted bonds versus LIBOR both at the beginning and end of the relevant period. The Bank's credit spread was not applied for fair value changes on callable borrowings with less than one year call date.

For borrowings designated at fair value through profit or loss at March 31, 2015, the cumulative unrealized fair value losses to date were UA 994.51 million (2014: losses of UA 594.31 million).

NOTE M - EQUITY

Equity is composed of capital and reserves. These are further detailed as follows:

Capital

Capital includes subscriptions paid-in by member countries and cumulative exchange adjustments on subscriptions (CEAS). The Bank is not exposed to any externally imposed capital requirements.

Subscriptions Paid In

Subscriptions to the capital stock of the Bank are made up of the subscription to the initial capital, a voluntary capital increase and the six General Capital Increases (GCI) made so far. The Fifth General Capital Increase (GCI-V) was approved by the Board of Governors of the Bank on May 29, 1998 and became effective on September 30, 1999 upon ratification by member states and entry into force of the related amendments to the Agreements establishing the Bank. The GCI-V increased the authorized capital of the Bank by 35 percent from 1.62 million shares to 2.187 million shares with a par value of UA 10,000 per share. The GCI-V shares, a total of 567,000 shares, are divided into paid-up and callable shares in proportion of six percent (6%) paid-up and ninety-four percent (94%) callable. The GCI-V shares were allocated to the regional and non-regional members such that, when fully subscribed, the regional members shall hold 60 percent of the total stock of the Bank and non-regional members shall hold the balance of 40 percent.

Prior to the GCI-V, subscribed capital was divided into paid-up capital and callable capital in the proportion of 1 to 7. With the GCI-V, the authorized capital stock of the Bank consists of 10.81 percent paid-up shares and 89.19 percent callable shares.

Prior to the sixth General Capital Increase (GCI-VI) and by its resolutions B/BG/2008/07 and B/BG/2009/05, the Board of Governors authorized two capital increases bringing the Authorized Capital of the Bank from UA 21,870 million to UA 22,120 million to allow the Republic of Turkey and the Grand Duchy of Luxembourg to become members of the Bank. The membership of these two countries became effective upon completion of the formalities specified in the Agreement establishing the Bank and in the General Rules Governing Admission of Non-Regional Countries to Membership of the Bank. Consequently, on October 29, 2013 and May 29, 2014, the Republic Turkey and The Grand Duchy Luxembourg respectively were formally admitted as the 78th and 79th member countries of the Bank.

In 2009, the Board of Directors endorsed a proposal made by Canada and Republic of Korea offering to subscribe, temporarily, to additional non-voting callable capital of the Bank in the amounts of UA 1.63 billion and UA 0.19 billion, respectively. This proposal was adopted by the Board of Governors on February 22, 2010. Accordingly, the authorized capital stock of the Bank increased from UA 22,120 million to UA 23,947 million by the creation of additional 182,710 non-voting shares. These non-voting callable shares were to be absorbed by the subscriptions of Canada and the Republic of Korea to GCI-VI when they become effective.

The GCI-VI was approved by the Board of Governors of the Bank on May 27, 2010. GCI-VI increased the authorized capital stock of the Bank from UA 23,947 million to UA 67,687 million with the creation of 4,374,000 new shares. The new shares created are to be allocated to the regional and non-regional groups in such proportions that, when fully subscribed, the regional group shall hold 60 percent of the total capital stock of the Bank, and the non-regional group 40 percent. The new shares and the previous ones described above shall be divided into paid-up and callable shares in the proportion of 6 percent paid-up shares and 94 percent callable shares.

Upon conclusion of the GCI VI capital increase and following the Board of Governors' resolutions, the temporary non-voting callable shares of Canada and Korea described above were effectively retired in 2011 and 2012, respectively thereby reducing the authorized capital of the Bank for each of these periods by 163,296 and 19,414.

Following its Resolution B/BG/2012/04 of May 31, 2012, the Board of Governors authorized a Special Capital Increase of the authorized share capital of the Bank to allow for: (i) subscription by a new regional member country (the Republic of South Sudan) of the minimum number of shares required for it to become a member; and (ii) the resulting subscription by non-regional members of the number of shares necessary to comply with the 60/40 ratio requirement between the shareholding of regional and non-regional members. Accordingly, the Board of Governors, decided to increase the authorized capital of the Bank by the creation of 111,469 new shares, out of which 66,881 shall be available for subscription by the Republic of South Sudan, and 44,588, shall be available for subscription by non-regional members. In 2014, by Resolution B/BG/2014/02, the Board of Governors revised down to 33,895 shares the initial subscription of South Sudan's, in line with its IMF quota. The additional shares are subject to the same terms and conditions as the shares authorized in the GCI-VI. The membership of the Republic of South Sudan shall become effective upon completion of the formalities specified in the Agreement establishing the Bank and in the General Rules Governing Admission of Regional Countries to Membership of the Bank. As at March 31, 2015, such formalities had not been completed.

The Bank's capital as at March 31, 2015 and 2014 was as follows:
(UA thousands)

	2015	2014
Capital Authorized (in shares of UA 10 000 each)	66,975,050	66,975,050
Less: Unsubscribed	(1,842,989)	(1,526,109)
Subscribed Capital	65,132,061	65,448,941
Less: Callable Capital	(60,268,705)	(60,471,765)
Paid-up Capital	4,863,356	4,977,176
Shares to be issued upon payment of future installments	(1,337,770)	(1,743,450)
Add: Amounts paid in advance	340	404
	3,525,926	3,234,130
Less: Amounts in arrears	(102)	(323)
Capital at March 31	**3,525,824**	**3,233,807**

Included in the total unsubscribed shares of UA 1,842.99 million at March 31, 2015 was an amount of UA 38.83 million representing the balance of the shareholding of the former Socialist Federal Republic of Yugoslavia (former Yugoslavia).

Since the former Yugoslavia has ceased to exist as a state under international law, its shares (composed of UA 38.83 million callable, and UA 4.86 million paid-up shares) have been held by the Bank in accordance with Article 6 (6) of the Bank Agreement. In 2002, the Board of Directors of the Bank approved the proposal to invite each of the successor states of the former Yugoslavia to apply for membership in the Bank, though such membership would be subject to their fulfilling certain conditions including the assumption pro-rata of the contingent liabilities of the former Yugoslavia to the Bank, as of December 31, 1992. In the event that a successor state declines or otherwise does not become a member of the Bank, the pro-rata portion of the shares of former Yugoslavia, which could have been reallocated to such successor state, would be reallocated to other interested non-regional members of the Bank in accordance with the terms of the Share Transfer Rules. The proceeds of such reallocation will however be transferable to such successor state. Furthermore, pending the response from the successor states, the Bank may, under its Share Transfer Rules, reallocate the shares of former Yugoslavia to interested non-regional member states and credit the proceeds on a pro-rata basis to the successor states. In 2003, one of the successor states declined the invitation to apply for membership and instead offered to the Bank, as part of the state's Official Development Assistance its pro-rata interest in the proceeds of any reallocation of the shares of former Yugoslavia. The Bank accepted the offer.

Subscriptions by member countries and their voting power at March 31, 2015 were as follows:

(UA thousands)

	Member States	Total Shares	% of Total Shares	Amount Paid	Callable Capital	Number of Votes	% of Total Voting Power
1	ALGERIA	270,997	4.248	153,463	2,556,520	271,622	4.240
2	ANGOLA	74,242	1.164	39,011	703,412	74,867	1.169
3	BENIN	12,393	0.194	6,402	117,533	13,018	0.203
4	BOTSWANA	69,277	1.086	59,930	632,845	69,902	1.091
5	BURKINA FASO	25,648	0.402	13,715	242,775	26,273	0.410
6	BURUNDI	15,217	0.239	8,668	143,496	15,842	0.247
7	CABO VERDE	4,894	0.077	2,844	46,100	5,519	0.086
8	CAMEROON	69,602	1.091	35,755	660,281	70,227	1.096
9	CENTRAL AFRICAN REPUBLIC	2,843	0.045	1,607	26,822	3,468	0.054
10	CHAD	4,527	0.071	2,548	42,740	5,152	0.080
11	COMOROS	542	0.009	601	4,826	1,167	0.018
12	CONGO	28,779	0.451	14,585	273,220	29,404	0.459
13	COTE D'IVOIRE	236,896	3.713	133,913	2,235,050	237,521	3.708
14	DEMOCRATIC REPUBLIC OF CONGO	65,265	1.023	36,872	615,785	65,890	1.029
15	DJIBOUTI	1,213	0.019	1,517	10,618	1,838	0.029
16	EGYPT	344,717	5.404	181,606	3,265,570	345,342	5.391
17	EQUATORIAL GUINEA	10,192	0.160	5,873	96,057	10,817	0.169
18	ERITREA	2,003	0.031	2,506	17,522	2,628	0.041
19	ETHIOPIA	101,633	1.593	53,397	962,940	102,258	1.596
20	GABON	76,520	1.199	44,463	720,758	77,145	1.204
21	GAMBIA	9,730	0.153	4,902	92,413	10,355	0.162
22	GHANA	136,618	2.142	65,227	1,300,871	129,377	2.020
23	GUINEA	25,827	0.405	13,312	244,961	25,058	0.391
24	GUINEA BISSAU	1,547	0.024	810	14,660	2,078	0.032
25	KENYA	91,526	1.435	48,006	867,250	92,151	1.438
26	LESOTHO	3,723	0.058	4,025	33,210	4,348	0.068
27	LIBERIA	12,361	0.194	6,981	116,637	12,986	0.203
28	LIBYA	235,830	3.697	120,463	2,238,068	236,455	3.691
29	MADAGASCAR	41,244	0.647	20,325	392,120	41,869	0.654
30	MALAWI	17,780	0.279	9,387	168,420	17,387	0.271
31	MALI	27,768	0.435	13,802	263,881	28,393	0.443
32	MAURITANIA	3,701	0.058	4,093	32,916	4,326	0.068
33	MAURITIUS	41,822	0.656	28,000	390,230	42,447	0.663
34	MOROCCO	223,941	3.510	129,075	2,110,340	224,566	3.505
35	MOZAMBIQUE	40,091	0.628	19,771	381,158	38,570	0.602
36	NAMIBIA	21,764	0.341	12,845	204,800	22,389	0.349
37	NIGER	16,093	0.252	8,568	152,363	16,718	0.261
38	NIGERIA	595,213	9.330	316,303	5,635,853	595,838	9.301
39	RWANDA	8,480	0.133	4,496	80,303	9,105	0.142
40	SAO TOME & PRINCIPE	4,335	0.068	2,312	41,054	4,960	0.077
41	SENEGAL	67,077	1.051	32,541	638,241	64,005	0.999
42	SEYCHELLES	1,823	0.029	1,732	16,499	2,448	0.038
43	SIERRA LEONE	15,482	0.243	8,747	146,081	16,107	0.251
44	SOMALIA	1,941	0.030	2,427	16,986	2,566	0.040
45	SOUTH AFRICA	313,702	4.917	154,580	2,982,450	314,327	4.907
46	SUDAN	22,789	0.357	12,758	215,127	23,414	0.365
47	SWAZILAND	7,305	0.115	8,300	64,750	7,930	0.124
48	TANZANIA	49,048	0.769	24,271	466,217	46,885	0.732
49	TOGO	9,520	0.149	5,358	89,841	10,145	0.158
50	TUNISIA	89,718	1.406	52,924	844,260	90,343	1.410
51	UGANDA	32,091	0.503	16,875	304,047	31,369	0.490
52	ZAMBIA	79,983	1.254	39,877	759,945	80,608	1.258
53	ZIMBABWE	131,587	2.063	72,127	1,243,748	132,212	2.064
	Total Regionals	**3,798,860**	**59.548**	**2,064,495**	**35,924,566**	**3,811,635**	**59.499**

On April 30 2015, having completed the membership process to join the African Development Bank, South Sudan was admitted as member.

Slight differences may occur in totals due to rounding.

(UA thousands)

	Member States	Total Shares	% of Total Shares	Amount Paid	Callable Capital	Number of Votes	% of Total Voting Power
	Total Regionals	**3,798,860**	**59.548**	**2,064,495**	**35,924,566**	**3,811,635**	**59.499**
54	ARGENTINA	5,847	0.092	6,108	52,364	6,472	0.101
55	AUSTRIA	28,623	0.449	15,570	270,660	29,248	0.457
56	BELGIUM	41,157	0.645	22,390	389,180	41,782	0.652
57	BRAZIL	28,343	0.444	14,051	269,386	26,697	0.417
58	CANADA	243,449	3.816	157,930	2,276,560	244,074	3.810
59	CHINA	71,652	1.123	38,975	677,550	72,277	1.128
60	DENMARK	75,672	1.186	54,986	701,740	76,297	1.191
61	FINLAND	31,495	0.494	18,646	296,310	32,120	0.501
62	FRANCE	240,751	3.774	130,955	2,276,560	241,376	3.768
63	GERMANY	264,290	4.143	143,760	2,499,140	264,915	4.135
64	INDIA	14,330	0.225	7,800	135,500	14,955	0.233
65	ITALY	155,228	2.433	84,435	1,467,850	155,853	2.433
66	JAPAN	352,069	5.519	191,510	3,329,180	352,694	5.505
67	KOREA	28,623	0.449	15,570	270,660	29,248	0.457
68	KUWAIT	29,208	0.458	21,420	270,660	29,833	0.466
69	LUXEMBOURG	12,560	0.197	994	124,610	13,185	0.206
70	NETHERLANDS	55,044	0.863	29,480	520,970	55,669	0.869
71	NORWAY	74,590	1.169	44,163	701,740	75,215	1.174
72	PORTUGAL	15,422	0.242	8,470	145,750	16,047	0.250
73	SAUDI ARABIA	12,420	0.195	6,760	117,440	13,045	0.204
74	SPAIN	69,220	1.085	48,768	643,440	69,845	1.090
75	SWEDEN	99,051	1.553	53,875	936,640	99,676	1.556
76	SWITZERLAND	94,488	1.481	55,939	888,950	95,113	1.485
77	TURKEY	6,473	0.101	1,018	63,720	7,098	0.111
78	UNITED KINGDOM	107,785	1.690	58,630	1,019,220	108,410	1.692
79	UNITED STATES OF AMERICA	422,862	6.628	229,126	3,998,359	423,487	6.611
	Total Non Regionals	**2,580,652**	**40.452**	**1,461,329**	**24,344,139**	**2,594,631**	**40.501**
	Grand Total	**6,379,512**	**100.000**	**3,525,824**	**60,268,705**	**6,406,265**	**100.000**

The subscription position including the distribution of voting rights at March 31, 2015 reflects the differences in the timing of subscription payments by member countries during the allowed subscription payment period for GCI-VI. After the shares have been fully subscribed, the regional and non-regional groups are expected to hold 60% and 40% voting rights, respectively.

Slight differences may occur in totals due to rounding.

Cumulative Exchange Adjustment on Subscriptions (CEAS)

Prior to the fourth General Capital Increase (GCI-IV), payments on the share capital subscribed by the non-regional member countries were fixed in terms of their national currencies. Under GCI-IV, and subsequent capital increases payments by regional and non-regional members in US dollars were fixed at an exchange rate of 1 UA = US$ 1.20635. This rate represented the value of the US Dollar to the SDR immediately before the introduction of the basket method of valuing the SDR on July 1, 1974 (1974 SDR). As a result of these practices, losses or gains could arise from converting these currencies to UA when received. Such conversion differences are reported in the Cumulative Exchange Adjustment on Subscriptions account.

At March 31, 2015 and 2014, the Cumulative Exchange Adjustment on Subscriptions was as follows:

(UA thousands)

	2015	2014
Balance at January 1	173,538	172,654
Net conversion (gains)/losses on new subscriptions	(1,394)	495
Balance at March 31	**172,144**	**173,149**

Reserves

Reserves consist of retained earnings, fair value gains/losses on investments designated at fair value through other comprehensive income, gains/losses on fair-valued borrowings arising from “own credit” and remeasurements of defined liability.

Retained Earnings

Retained earnings included the net income for the year, after taking into account transfers approved by the Board of Governors, and net charges recognized directly in equity. Retained earnings also included the transition adjustments resulting from the adoption of new or revised financial reporting standards, where applicable.

NOTE N - INCOME FROM LOANS AND INVESTMENTS AND RELATED DERIVATIVES

Income from Loans

Income from loans for the quarters ended March 31, 2015 and 2014 was as follows:

(UA thousands)

	2015	2014
Interest income on loans not impaired	76,586	72,223
Interest income on impaired loans	6,170	5,711
Commitment charges	2,720	3,716
Statutory commission	68	67
Total	**85,544**	**81,717**

Income from Investments and Related Derivatives

Income from investments for the quarters ended March 31, 2015 and 2014 was as follows:

(UA thousands)

	2015	2014
Interest income	41,804	39,654
Realized fair value losses on investments	(2,308)	(2,994)
Unrealized fair value losses on investments	(4,216)	(2,799)
Total	**35,280**	**33,861**

Total interest income on investments at amortized cost for the period ended March 31, 2015 was UA 26.69 million (2014: UA 25.76 million).

NOTE O - BORROWING EXPENSES

Interest and Amortized Issuance Costs

Interest and amortized issuance costs on borrowings for the quarters ended March 31, 2015 and 2014 were as follows:

(UA thousands)

	2015	2014
Charges to bond issuers	78,193	84,841
Amortization of issuance costs	103	259
Total	**78,296**	**85,100**

Total interest expense for financial liabilities not at fair value through profit or loss for the quarter ended March 31, 2015 was UA 2.63 million (2014: UA 3.56 million).

Net Interest on Borrowing-Related Derivatives

Net interest on borrowing-related derivatives for the quarters ended March 31, 2015 and 2014 was as follows:

(UA thousands)

	2015	2014
Interest on derivatives payable	(37,911)	(45,470)
Interest on derivatives receivable	70,734	89,772
Total	**32,823**	**44,302**

Unrealized Losses on Borrowings, Related Derivatives and Others

Unrealized gains/losses on borrowings, related derivatives and others for the quarters ended March 31, 2015 and 2014 were as follows:

(UA thousands)

	2015	2014
Unrealized gains/(losses) on fair-valued borrowings and related derivatives	21,470	(62,090)
Unrealized gains on derivatives on non-fair valued borrowings and others	4,220	7,850
Total	**25,690**	**(54,240)**

Fair value loss attributable to changes in the Bank's "own credit" for the three months ended March 31, 2015 amounted to UA 29.19 million (2014: loss UA 8.92 million) and was included in the other comprehensive income.

The net unrealized gain on derivatives on non-fair valued borrowings and others for the three months ended March 31, 2015 amounted to UA 4.22 million (2014: gain 7.85 million). This included the income statement effects of the hedge accounting, consisting of unrealized gain of UA 0.30 million, representing hedge ineffectiveness and UA 1.21 million of amortization of fair value adjustments on the hedged risk (See Note G).

NOTE P - ADMINISTRATIVE EXPENSES

Total administrative expenses relate to expenses incurred for the operations of the Bank and those incurred on behalf of the ADF and the NTF. The ADF and NTF reimburse the Bank for their share of the total administrative expenses, based on an agreed-upon cost-sharing formula, which is driven by certain selected indicators of operational activity for operational expenses and relative balance sheet size for non-operational expenses. However, the expenses allocated to the NTF shall not exceed 20 percent of the NTF's gross income.

Administrative expenses comprised the following:

(UA thousands)

	2015	2014
Manpower expenses	60,767	69,930
Other general expenses	14,705	15,408
Total	**75,472**	**85,338**
Reimbursable by ADF	(50,754)	(57,969)
Reimbursable by NTF	(101)	(20)
Net	**24,617**	**27,349**

NOTE Q - EMPLOYEE BENEFITS

Staff Retirement Plan

The Staff Retirement Plan (SRP), a defined benefit plan established under Board of Governors' Resolution 05-89 of May 30, 1989, became effective on December 31, 1989, following the termination of the Staff Provident Fund. Every person employed by the Bank on a full-time basis, as defined in the Bank's employment policies, is eligible to participate in the SRP, upon completion of 6 months service without interruption of more than 30 days.

The SRP is administered as a separate fund by a committee of trustees appointed by the Bank on behalf of its employees. In November 2004, the Board of Directors of the Bank approved certain revisions to the SRP, including simplification of the calculation of the employee contribution rate, more explicit reference to the Bank's residual responsibility and rights as the SRP sponsor, changes in survivor child benefits and an increase in the pension accumulation rate from 2 percent to 2.5 percent for each year of service. Also, new members from the Field Offices of the Bank joined the Plan in 2007. Accordingly the associated past service costs associated with these changes were reported in the financial statements of respective years.

In 2008, the early retirement provisions and the death benefits to spouses were modified, resulting in a net negative prior service cost of UA 8.12 million, which was immediately recognized. Under the revised SRP, employees contribute at a rate of 9 percent of regular salary. A tax factor included in the basis for the determination of contribution in the previous SRP has been eliminated. The Bank typically contributes twice the employee contribution, but may vary such contribution based on the results of annual actuarial valuations.

In 2011, the Board of Directors approved the extension of the mandatory staff retirement age in the Bank from 60 to 62 years effective January 1, 2012. Participants of the Plan as of May 11, 2011 were given up to December 31, 2012 to make the election on either to retire at 60 years with no penalty for early retirement or accept the extension and retire at age 62. The option to retire at age 60 is not available to staff joining the Bank from January 1, 2012, the date of effectiveness of the change. Most of the existing participants opted for the revised retirement age. The impact of the change on the actuarial valuation of SRP was a curtailment of UA 10.90 million and was reported in the financial statements for the year ended December 31, 2011.

All contributions to the SRP are irrevocable and are held by the Bank separately in a retirement fund to be used in accordance with the provisions of the SRP. Neither the contributions nor any income thereon shall be used for or diverted to purposes other than the exclusive benefit of active and retired participants or their beneficiaries or estates, or for the satisfaction of the SRP's liabilities. At March 31, 2015, virtually all of the SRP's investments were under external management and these were invested in indexed funds, with the following objectives: a) Equity portfolio – to track as closely as possible, the returns of the Morgan Stanley Capital International World Index as well as hedging the currency exposure of the SRP's anticipated future liabilities; b) Bond portfolio – to track as closely as possible, the returns of the Citigroup World Government Bond Index as well as hedge the currency exposure of the SRP's anticipated future liabilities.

Post-Employment Medical Benefit Plan

The Medical Benefit Plan (MBP) was created under the Board of Directors' resolution B/BD/2002/17 and F/BD/2002/18 of July 17, 2002 and became effective on January 1, 2003. Under the MBP, all plan members including existing staff or retirees contribute a percentage of their salary or pension while the Bank typically contributes twice the employee contribution, but may vary such contribution based on the results of annual actuarial valuations.

Contribution rates by staff members and retirees are based on marital status and number of eligible children. An MBP board, composed of selected officers of the Bank and representatives of retirees and the staff association, oversees the management and activities of the MBP. The contributions from the Bank, staff and retirees are deposited in a trust account. In accordance with the directive establishing the Plan, all Plan members including staff and retirees are eligible as beneficiaries for making claims for medical services provided to them and their recognized dependents.

On January 7, 2015 the Board of Directors approved a new set contribution rates to the MBP for the Bank, active staff and retirees. The new set of rates are with effect from September 1, 2015 and will enhance the long term financial sustainability of the Plan.

NOTE R - RELATED PARTIES

The following related parties have been identified:

The Bank makes or guarantees loans to some of its members who are also its shareholders, and borrows funds from the capital markets in the territories of some of its shareholders. As a multilateral development institution with membership comprising 53 African states and 25 non-African states (the "regional members" and "non-regional members", respectively), subscriptions to the capital of the Bank are made by all its members. All the powers of the Bank are vested in the Board of Governors, which consists of the Governors appointed by each member of the Bank, who exercise the voting power of the appointing member country. Member country subscriptions and voting powers are disclosed in Note M. The Board of Directors, which is composed of twenty (20) Directors elected by the member countries, is responsible for the conduct of the general operations of the Bank, and for this purpose, exercises all the powers delegated to it by the Board of Governors. The Bank also makes or guarantees loans to certain of the agencies of its Regional Member Countries and to public and private enterprises operating within such countries. Such loans are approved by the Board of Directors.

In addition to its ordinary resources, the Bank administers the resources of other entities under special arrangements. In this regard, the Bank administers the resources of the ADF. Furthermore, the Bank administers various special funds and trust funds, which have purposes that are consistent with its objectives of promoting the economic development and social progress of its Regional Member Countries. In this connection, the Bank administers the NTF as well as certain multilateral and bilateral donor funds created in the form of grants.

The ADF was established pursuant to an agreement between the Bank and certain countries. The general operation of the ADF is conducted by a 14-member Board of Directors of which 7 members are selected by the Bank. The Bank exercises 50 percent of the voting power in the ADF and the President of the Bank is the ex-officio President of the Fund. To carry out its functions, the ADF utilizes the officers, staff, organization, services and facilities of the Bank, for which it reimburses the Bank based on an agreed cost-sharing formula, driven in large part by the number of programs and projects executed during the year.

The Bank's investment in the ADF is included in Equity Participations and disclosed in Note J. In addition to the amount reported as equity participation, the Bank periodically makes allocations from its income to the Fund, to further its objectives. Net income allocations by the Bank to ADF are reported as Other Resources in the Fund's financial statements.

The NTF is a special fund administered by the Bank with resources contributed by Nigeria. The ADB Board of Directors conducts the general operations of NTF on the basis of the terms of the NTF Agreement and in this regard, the Bank consults with the Government of Nigeria. The NTF also utilizes the offices, staff, organization, services and facilities of the Bank for which it reimburses to the Bank its share of administrative expenses for such utilization. The share of administrative expenses reimbursed to the Bank by both the ADF and NTF is disclosed in Note P.

Grant resources administered by the Bank on behalf of other donors, including its member countries, agencies and other entities are generally restricted for specific uses, which include the co-financing of Bank's lending projects, debt reduction operations and technical assistance for borrowers including feasibility studies.

NOTE S - SEGMENT REPORTING

NOTE S–1: EXCHANGE RATES

The rates used for translating currencies into Units of Account at March 31, 2015 and 2014 were as follows:

		2015	2014
1 UA = 1 SDR =	Algerian Dinar	134.666000	118.478000
	Angolan Kwanza	149.571076	145.366116
	Australian Dollar	1.807040	1.436810
	Botswana Pula	13.767400	12.359900
	Brazilian Real	4.424210	3.019080
	Canadian Dollar	1.749610	1.521390
	Chinese Yuan	8.473140	9.398320
	CFA Franc	841.048387	767.384415
	Danish Kroner	9.577350	8.733320
	Egyptian Pound	10.506265	10.213824
	Ethiopian Birr	28.464325	27.768045
	Euro	1.282170	1.169870
	Gambian Dalasi	67.540000	51.797360
	Ghanaian Cedi	4.889977	2.912870
	Guinean Franc	10,183.549700	10,590.098500
	Indian Rupee	86.343100	81.476400
	Japanese Yen	165.691000	140.999000
	Kenyan Shilling	128.667957	130.633000
	Korean Won	1,524.340000	1,667.260000
	Kuwaiti Dinar	0.414192	0.426934
	Libyan Dinar	1.932400	1.932400
	Mauritian Rupee	50.218500	46.707400
	Moroccan Dirham	13.734271	12.967930
	New Zambian Kwacha	9.695353	8.100627
	New Zealand Dollar	1.841780	1.789960
	Nigerian Naira	277.959525	235.177000
	Norwegian Krone	11.159400	8.716120
	Pound Sterling	0.932088	0.990619
	Sao Tomé Dobra	30,468.375000	28,268.210000
	Saudi Arabian Riyal	5.173090	5.621990
	South African Rand	8.238590	13.778600
	Swedish Krona	11.895600	9.761340
	Swiss Franc	1.341970	1.427380
	Tanzanian Shilling	2,473.786800	2,531.740000
	Tunisian Dinar	2.688790	2.388220
	Turkish Lira	3.532549	2.736691
	Ugandan Shilling	4,073.239990	4,004.720000
	United States Dollar	1.379490	1.545630
	Vietnamese Dong	29,601.096420	31,225.340000

No representation is made that any currency held by the Bank can be or could have been converted into any other currency at the cross rates resulting from the rates indicated above.